UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 31, 2013

Commission File Number: 001-35678

FLEETMATICS GROUP PLC

(Translation of registrant’s name into English)

Fleetmatics Group PLC

Block C, Cookstown Court

Belgard Road

Tallaght

Dublin 24

Ireland

(Address of principal executive offices)

FleetMatics USA Group Holdings, Inc.

70 Walnut Street

Wellesley Hills, MA 02481

(Address of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report contains Fleetmatics Group PLC’s Notice of 2013 Annual General Meeting and the related Form of Proxy.

Additionally, on July 26, 2013, J. Sanford Miller tendered his resignation from the Board of Directors (the “Board”) of Fleetmatics Group PLC (the “Company”) and all committees of the Board. Mr. Miller will continue to serve as a director until immediately prior to the Company’s annual general meeting on August 19, 2013. In connection with Mr. Miller’s resignation, the Board has reclassified Jack Noonan as a Class I director. Mr. Miller’s resignation was not the result of any disagreements with the Company on any matter relating to the Company’s operations, policies or practices.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of 2013 Annual General Meeting

99.2	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEETMATICS GROUP PLC

Date: July 26, 2013	By:	/s/ Stephen Lifshatz
	Name:	Stephen Lifshatz
	Title:	Chief Financial Officer Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)

Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

OF

FLEETMATICS GROUP PLC

ON

August 19, 2013 at 8:00 am

AT

Shelbourne Hotel

27 St. Stephen’s Green

Dublin 2

Ireland

A proxy card relating to the meeting accompanies this document. Instructions for returning proxy cards are set out in the Notice of the Annual General Meeting.

Record Date: July 15, 2013. Only members registered on the record date will have the right to participate and vote in the general meeting.

July 26, 2013

Dear Fleetmatics Shareholder:

I am pleased to invite you to attend the 2013 Annual General Meeting of Stockholders (the “Annual Meeting”) of Fleetmatics Group Plc (“Fleetmatics”) to be held on Monday, August 19, 2013 at 8:00 am at the Shelbourne Hotel, 27 St. Stephen’s Green, Dublin 2, Ireland.

Details regarding the meeting and the business to be conducted are more fully described in the accompanying Notice of 2013 Annual General Meeting of Shareholders (the “Notice”).

Your vote is important. Whether or not you plan to attend the Annual General Meeting, I hope you will vote as soon as possible. You may vote over the Internet or in person at the Annual General Meeting or, if you receive your proxy materials by U.S. mail, you also may vote by mailing a proxy card or voting by telephone. Please review the instructions on the Notice and on the proxy card regarding your voting options.

Thank you for your ongoing support of and continued interest in Fleetmatics. We look forward to seeing you at our Annual General Meeting.

Sincerely,

James Travers

Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF FLEETMATICS GROUP PLC (THE “COMPANY”)

Notice is hereby given that an Annual General Meeting (the “AGM”) of the Company will be held at the Shelbourne Hotel, 27 St. Stephen’s Green, Dublin 2, Ireland on August 19, 2013 at 8:00 am for the purposes of transacting the following business:

Ordinary Business:

1	To receive and consider the financial statements for the year ended December 31, 2012 and the reports of the directors of the Company (the “Directors”) and the auditors of the Company thereon, copies of which are included with this Notice of Annual General Meeting.

2	To re-elect Andrew Flett and Jack Noonan as Directors in accordance with the Company’s articles of association.

3	To reappoint PricewaterhouseCoopers as auditors of the Company and to authorize the Directors to fix the remuneration of the auditors of the Company.

4	To conduct any other ordinary business of the Company as may properly be brought before the meeting.

Special Business:

5	To authorize the Directors to fix the remuneration of the Directors.

6	To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“To approve the Company’s Amended and Restated 2011 Stock Option and Incentive Plan in the form attached to the notice of this Annual General Meeting.”1

7	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That the Directors be generally and unconditionally authorized in substitution for all existing authorities to exercise all powers of the Company to allot and issue all relevant securities (as defined by Section 20 of the Companies (Amendment) Act, 1983 (the “1983 Act”) up to the amount of the Company’s authorized share capital and to allot and issue any shares purchased by the Company pursuant to the provisions of Part IX of the Companies Act, 1990 and held as treasury shares and the authority hereby conferred shall expire at the close of business on August 18, 2018 unless previously renewed, varied or revoked by the Company in general meeting provided however that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted or issued after this authority has expired and the Directors may allot and issue any such securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.”

8	To consider and, if thought fit, to pass the following resolution as a special resolution:

“That, subject to the passing of Resolution 7 above, the Directors be and they are hereby empowered pursuant to Section 23 and Section 24(1) of the 1983 Act to allot equity securities within the meaning of the said Section 23 for cash pursuant to the authority conferred on the Directors under Section 20 of the 1983 Act by Resolution 7 above as if Section 23(1) of the 1983 Act did not apply to any such allotment, unless such authority is previously renewed, varied or revoked by the Company in general meeting provided however that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted or issued after this authority has expired, and the Directors may allot and issue any such securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.”

[1]	An overview of this proposal is included with this Notice of Annual General Meeting.

9	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, for the purposes of section 140 of the Companies Act, 1963, the next annual general meeting of the Company need not be held in Ireland and may be held at such location as may be determined by the Directors.”

By order of the Board

James Travers

Chief Executive Officer

Dated: July 26, 2013

Registered Office:	Floors 1 and 2, Block C, Cookstown Court, Belgard Road, Dublin 24, Ireland

Company Number:	516472

*	A proxy card has been included with this Notice.

Notes

1	A shareholder entitled to attend and vote at the above AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. A proxy need not be a shareholder of the Company.

2	A proxy card for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and submit the enclosed proxy card in accordance with the instructions printed on it. Submitting the completed proxy card will not preclude you from attending the AGM and voting in person if you so wish.

3	If two or more persons are jointly regarded as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

4	A corporate shareholder entitled to attend and vote at the above AGM is entitled to appoint a representative to attend and vote at the AGM on its behalf.

5	A form of appointment of representative by a corporate shareholder is enclosed. Corporate shareholders that wish to appoint a representative to attend the AGM should complete the enclosed form of appointment of representative and then send it to, or deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) to the Company’s corporate offices at Fleetmatics Group Plc, Floors 1 and 2, Block C, Cookstown Court, Cookstown Industrial Estate, Belgard Road, Tallaght, Dublin 24, Ireland, Attn: Company Secretary, by not later than 5:00 p.m. Irish time on Friday, August 16, 2013.

GENERAL INFORMATION

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are not required to comply with U.S. federal proxy requirements. As of June 30, 2013, we determined that we no longer qualify as a foreign private issuer, which means that we will be required to comply with U.S. federal proxy requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2014.

Record Date

The Board of Directors has fixed the close of business on July 15, 2013 as the record date for the Annual General Meeting (the “Record Date”), and only holders of record of our ordinary shares at such time will be entitled to notice of or to vote at the Annual General Meeting or any adjournment or postponement thereof.

Who May Vote

Only holders of record of our ordinary shares at the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual General Meeting. On the Record Date, 35,491,244 ordinary shares were issued and outstanding. Each ordinary share is entitled to one vote at the Annual General Meeting.

What Constitutes a Quorum

Shareholders may not take action at the Annual General Meeting unless there is a quorum present at the meeting. A meeting of shareholders is duly constituted, and a quorum is present, if, at the commencement of the meeting, two or more Shareholders present in person or by proxy and holding shares representing at least 50% of the issued shares carrying the right to vote at such meeting will constitute a quorum. Broker non-votes (as described below) will not be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. Abstentions will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes.

Broker Non-Votes and Abstentions

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares. An abstention occurs when a shareholder withholds such shareholder’s vote by checking the “ABSTAIN” box on the proxy card, or similarly elects to abstain via Internet or telephone voting.

Based on current New York Stock Exchange (“NYSE”) rules, your broker will NOT be able to vote your shares with respect to the election of directors if you have not provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your ordinary shares and exercise your right as a shareholder. As such, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast in connection with the proposal to elect directors. Abstentions and broker non-votes have no effect on the outcome of this vote.

Vote Required

Under applicable Irish law and our Memorandum and Articles of Association (our “Articles”), directors are elected by a simple majority vote of all votes cast at the Annual General Meeting, if a quorum is present. Our Articles do not provide for cumulative voting. The same voting requirements apply to items 2(a) to 6 inclusive (as such items are listed on the proxy card). A special resolution, being 75% of all votes cast at the Annual General Meeting is required for item 7.

Voting Process and Revocation of Proxies

Instructions for voting by proxy are set out in the Notice and on the proxy card.

If your ordinary shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks and brokers, according to their individual policies.

The Company will retain an independent tabulator to receive and tabulate the proxies.

It is not expected that any other matters will be brought before the Annual General Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.

A shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual General Meeting by:

•	attending the Annual General Meeting and voting in person;

•	voting again in accordance with the instructions this Notice and on the proxy card;

•

delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by Internet or telephone, but prior to the date of the Annual General Meeting, stating that the proxy is revoked; or

•	signing and delivering a subsequently dated proxy card prior to the vote at the Annual General Meeting.

You should send any written notice to the Company’s corporate offices at Fleetmatics Group Plc, Floors 1 and 2, Block C, Cookstown Court, Cookstown Industrial Estate, Belgard Road, Tallaght, Dublin 24, Ireland, Attn: Company Secretary.

Any shareholder owning shares in street name may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the ordinary shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Annual General Meeting. Your last vote, prior to or at the Annual General Meeting, is the vote that will be counted.

Attendance at the Annual General Meeting

Only shareholders or their legal proxy holders are invited to attend the Annual General Meeting. To be admitted to the Annual General Meeting, you will need a form of photo identification (such as a driver’s license or passport), and if you hold your ordinary shares in street name you must also bring valid proof of ownership of our ordinary shares or a valid legal proxy. If you are a shareholder of record, you will be admitted to the meeting only if we are able to verify your shareholder status by checking your name against the list of registered shareholders on the Record Date. If you hold your ordinary shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker is sufficient proof of ownership to be admitted to the meeting.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Annual General Meeting. Attendees may be asked to pass through security prior to entering the Annual General Meeting.

The Company encourages members of its Board of Directors to attend the Annual General Meeting. Representatives of PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, may also attend the Annual General Meeting along with certain members of management of the Company and outside counsel.

Solicitation of Proxies

We will pay the cost of soliciting proxies for the Annual General Meeting. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Notices, and if requested, other proxy materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them as follows:

Fleetmatics, 70 Walnut Street 2nd Floor, Wellesley Hills, Massachusetts 02481, Attn: Legal Department

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Legal Department and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.

OTHER MATTERS

Our Board of Directors has no knowledge of any other matters to be presented at the Annual General Meeting other than those described herein. If any other business properly comes before the shareholders at the Annual General Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion.

ADDITIONAL INFORMATION

Copies of the 2012 audited financial statements of the Company are being provided to shareholders of the Company with this Notice.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO VOTE VIA INTERNET, TELEPHONE OR BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

OVERVIEW OF PROPOSAL 6:

APPROVAL OF THE AMENDED AND RESTATED 2011 STOCK OPTION AND INCENTIVE PLAN

Proposal

The Board of Directors believes that stock options and other stock-based incentive awards can play an important role in the success of the Company by encouraging and enabling the employees, officers and non-employee directors of the Company and its subsidiaries upon whose judgment, initiative and efforts we largely depend for the successful conduct of our business to acquire a proprietary interest in the Company. The Board of Directors anticipates that providing such persons with a direct stake in the Company will assure a closer identification of the interests of such individuals with those of the Company and our stockholders, thereby stimulating their efforts on our behalf and strengthening their desire to remain with the Company.

On July 18, 2013, the Board of Directors approved an amendment and restatement of the Company’s 2011 Stock Option and Incentive Plan, as amended (the “2011 Plan”), subject to shareholder approval, in the form of the Amended and Restated 2011 Stock Option and Incentive Plan attached hereto as Exhibit 1 (the “Restated Plan”). The Restated Plan increases the aggregate number of Ordinary Shares authorized for issuance under the Restated Plan by 250,000 Ordinary Shares to 1,883,334 Ordinary Shares and adds a provision which automatically increases the number of Ordinary Shares authorized for issuance under the Restated Plan on February 1, 2014 and each February 1 thereafter by the lesser of (i) 4.75% of the number of Ordinary Shares outstanding on the immediately preceding January 31 or (ii) such number of Ordinary Shares as may be determined by the Remuneration Committee. This amendment and restatement was designed to enhance the flexibility of the Remuneration Committee in granting stock options and other awards to our officers, employees and non-employee directors and to ensure that we can continue to grant stock options and other awards to such persons at levels determined to be appropriate by the Remuneration Committee. A copy of the Restated Plan is attached as Exhibit 1 to this Notice of Annual General Meeting and is incorporated herein by reference.

Proposal 6 seeks shareholder approval of the Restated Plan. Shareholder approval of Proposal 6 will also allow certain awards granted under the Restated Plan to qualify as performance-based compensation exempt from the cap imposed by Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), on the Company’s tax deduction with respect to compensation paid to certain executive officers.

Summary of Material Features of the Restated Plan

The material features of the Restated Plan are:

•	The maximum number of Ordinary Shares initially authorized for issuance under the Restated Plan is increased by 250,000 Ordinary Shares, from 1,633,334 to 1,883,334 Ordinary Shares;

•

The number of Ordinary Shares authorized for issuance under the Restated Plan will automatically increase on February 1, 2014 and each February 1 thereafter by the lesser of (i) 4.75% of the number of Ordinary Shares outstanding on the immediately preceding January 31 or (ii) such number of Ordinary Shares as may be determined by the Remuneration Committee;

•	The award of stock options (both incentive and non-qualified options), restricted stock units, cash-based awards and performance-based awards is permitted;

•	Any material amendment to the Restated Plan is subject to approval by our shareholders; and

•

Ordinary Shares underlying any awards under the Restated Plan and the Company’s Amended and Restated 2004 Share Option Plan (the “2004 Plan”) that are forfeited, canceled, held back upon exercise or settlement of an award, satisfied without the issuance of shares or are otherwise terminated (other than by exercise) are added back to the Ordinary Shares available for issuance under the Restated Plan.

Based solely on the closing price of our Ordinary Shares as reported by the New York Stock Exchange on July 19, 2013 and the maximum number of Ordinary Shares that would have been available for awards under the Restated Plan as of such date taking into account the proposed increase described herein, the maximum aggregate market value of Ordinary Shares that could potentially be issued under the Restated Plan is $63.3 million.

Qualified Performance-Based Compensation under Code Section 162(m)

To ensure that certain awards granted under the Restated Plan to a “Covered Employee” (as defined in the Code) qualify as “performance-based compensation” under Section 162(m) of the Code, the Restated Plan provides that the Remuneration Committee may require that the vesting of such awards be conditioned on the satisfaction of performance criteria that may include any or all of the following: (1) revenues; (2) expense levels; (3) cash flow; (4) business development and financing milestones and developments; (5) earnings before interest, taxes, depreciation and/or amortization; (6) net income (loss) (either before or after interest, taxes, depreciation and/or amortization); (7) changes in the market price of the Ordinary Shares; (8) economic value-added; (9) funds from operations or similar measure; (10) sales or revenue; (11) acquisitions or strategic transactions; (12) operating income (loss); (13) cash flow (including, but not limited to, operating cash flow and free cash flow); (14) return on capital, assets, equity, or investment; (15) shareholder returns; (16) return on sales; (17) gross or net profit levels; (18) productivity; (19) expense; (20) margins; (21) operating efficiency; (22) customer satisfaction; (23) working capital (24) earnings (loss) per Ordinary Share, (25) sales or market shares and (26) number of customers. Performance goals may be based upon specified levels of Company, subsidiary, unit, division or group performance under one or more of the criteria set forth above and may be measured in either absolute terms or as compared to any incremental increase or the results of a peer group. The Remuneration Committee will select the particular performance criteria within the time period specified by Section 162(m) of the Code. Subject to adjustments for stock splits and similar events, the maximum award granted to any one individual that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code will not exceed 333,333 Ordinary Shares for any performance cycle and options with respect to no more than 1,883,334 Ordinary Shares may be granted to any one individual during any calendar year period. If a performance-based award is payable in cash, it cannot exceed $5,000,000 for any calendar year.

Summary of the Restated Plan

The following description of certain features of the Restated Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the Restated Plan that is attached hereto as Exhibit 1.

Plan Administration. The Restated Plan is administered by the Remuneration Committee. The Remuneration Committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Restated Plan. The Remuneration Committee may delegate to the Chief Executive Officer or the Chief Financial Officer the authority to grant awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not subject to Section 162(m) of the Code, subject to certain limitations and guidelines.

Eligibility. Persons eligible to participate in the Restated Plan will be those full- or part-time officers, employees and non-employee directors of the Company and its subsidiaries or affiliates as selected from time to time by the Remuneration Committee in their discretion. Approximately 555 individuals are currently eligible to participate in the Restated Plan, which includes eight officers, 541 employees who are not officers, and six non-employee directors.

Plan Limits. The maximum award of stock options granted to any one individual will not exceed 1,883,334 Ordinary Shares (subject to adjustment for stock splits and similar events) during any calendar year period. If any award of restricted stock units or a performance award granted to an individual is intended to qualify as “performance-based compensation” under Section 162(m) of the Code, then the maximum award shall not exceed 333,333 Ordinary Shares (subject to adjustment for stock splits and similar events) to any one such individual in any performance cycle. If any cash-based award is intended to qualify as “performance-based compensation” under Section 162(m) of the Code, then the maximum award to be paid in cash in any performance cycle may not exceed $5,000,000. In addition, the maximum shares may be issued in the form of incentive stock options shall not exceed 1,883,334 cumulatively increased on February 1, 2014 and each February 1 thereafter by the lesser of (i) 4.75% of the number of Ordinary Shares outstanding on the immediately preceding January 31 or (ii) 500,000 Ordinary Shares.

Stock Options. The Restated Plan permits the granting of (1) options to purchase Ordinary Shares intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. Options granted under the Restated Plan will be non-qualified options if they fail to qualify as incentive options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries. Non-qualified options may be granted to any persons eligible to receive incentive options and to non-employee directors. The option exercise price of each option will be determined by the Remuneration Committee but may not be less than 100% of the fair market value of the Ordinary Shares on the date of grant. Fair market value for this purpose will be the closing price of the Ordinary Shares on the New York Stock Exchange on the date of grant.

The term of each option will be fixed by the Remuneration Committee and may not exceed seven years from the date of grant. The Remuneration Committee will determine at what time or times each option may be exercised. Options may be made exercisable in installments and the exercisability of options may be accelerated by the Remuneration Committee. In general, unless otherwise permitted by the Remuneration Committee, no option granted under the Restated Plan is transferable by the optionee other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and options may be exercised during the optionee’s lifetime only by the optionee, or by the optionee’s legal representative or guardian in the case of the optionee’s incapacity.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the Remuneration Committee or by bank credit transfer. Subject to applicable law, the exercise price may also be delivered to the Company by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, the Remuneration Committee may permit non-qualified options to be exercised using a net exercise feature which reduces the number of shares issued to the optionee by the number of shares with a fair market value equal to the exercise price.

To qualify as incentive options, options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options that first become exercisable by a participant in any one calendar year.

Restricted Stock Units. The Remuneration Committee may award restricted stock units to any participants. Restricted stock units are ultimately payable in the form of Ordinary Shares and may be subject to such conditions and restrictions as the Remuneration Committee may determine. These conditions and restrictions may include the achievement of certain performance goals (as summarized above) and/or continued employment with the Company through a specified vesting period.

Performance Awards. The Remuneration Committee may grant performance awards to any participant which entitle the recipient to receive Ordinary Shares upon the achievement of certain performance goals (as summarized above) and such other conditions as the Remuneration Committee shall determine.

Cash-Based Awards. The Remuneration Committee may grant cash bonuses under the Restated Plan to participants. The cash bonuses may be subject to the achievement of certain performance goals (as summarized above).

Change of Control Provisions. The Restated Plan provides that upon the effectiveness of a “sale event,” as defined in the Restated Plan, except as otherwise provided by the Remuneration Committee in the award agreement, the parties to the sale event may agree that awards shall be assumed or continued by the successor entity. Upon the effective time of the sale event, the plan and all awards will terminate if they are not assumed or continued. In the event of such termination (i) the Company shall have the option, in its sole discretion, to make or provide for a cash payment to participants holding options equal to the difference between the per share cash consideration and the exercise price of the options or (ii) each grantee will be permitted, within a specified period of time prior to the sale event, to exercise all outstanding options, to the extent then exercisable. The Company shall also have the option, in its sole discretion, to make or provide for a cash payment to participants holding other awards equal to the per share cash consideration to be paid at the time of the sale event or upon the vesting of such awards, if later.

Adjustments for Stock Dividends, Stock Splits, Etc. The Restated Plan requires the Remuneration Committee to make appropriate adjustments to the number of Ordinary Shares that are subject to the Restated Plan, to certain limits in the Restated Plan, and to any outstanding awards to reflect any alteration in the capital structure of the Company, whether by capitalization of profits or reserves or any consolidation or subdivision or reduction of the capital of the Company or otherwise.

Tax Withholding. Participants in the Restated Plan are responsible for the payment of any federal, state or local taxes that the Company is required by law to withhold upon the exercise of options or vesting of other awards. Subject to approval by the Remuneration Committee, participants may elect to have the minimum tax withholding obligations satisfied by authorizing us to withhold Ordinary Shares to be issued pursuant to the exercise or vesting.

Amendments and Termination. The Remuneration Committee may at any time amend or discontinue the Restated Plan and the Remuneration Committee may at any time amend or cancel any outstanding award for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may adversely affect any rights under any outstanding award without the holder’s consent. To the extent required under the rules of the New York Stock Exchange, any amendments that materially change the terms of the Restated Plan will be subject to approval by our shareholders. Amendments shall also be subject to approval by our shareholders if and to the extent determined by the Remuneration Committee to be required by the Code to preserve the qualified status of incentive options or to ensure that compensation earned under the Restated Plan qualifies as performance-based compensation under Section 162(m) of the Code.

Effective Date of Restated Plan. The Board of Directors adopted the Restated Plan on July 18, 2013, subject to approval by shareholders. No awards may be granted under the Restated Plan after ten years from the date of shareholder approval. If the Restated Plan is not approved by shareholders, the 2011 Plan will continue in effect until it expires, and awards may be granted thereunder, in accordance with its terms.

New Plan Benefits

Because the grant of awards under the Restated Plan is within the discretion of the Remuneration Committee, we cannot determine the dollar value or number of Ordinary Shares that will in the future be received by or allocated to any participant in the Restated Plan. Accordingly, in lieu of providing information regarding benefits that will be received under the Restated Plan, the following table provides information concerning the benefits that were received by the following persons and groups during 2012: each named executive officer; all current executive officers, as a group; all current directors who are not executive officers, as a group; and all employees who are not executive officers, as a group.

	Options
Name and Position	Average Exercise Price	Number (#)
James M. Travers, Chief Executive Officer	—	—
John J. Goggin, Senior Vice President Global Sales	—	—
Peter Mitchell, Chief Technology Officer	—	—
Dennis L. Abrahams, Chief Operating Officer	—	—
Stephen Lifshatz, Chief Financial Officer	—	—
Andrew M. Reynolds, Senior Vice President, Global Business Development	$7.97	54,000

Jorge Diaz, Senior Vice President, Global Human Resources	$12.47	33,334
All current executive officers, as a group	$9.68	87,334
All current directors who are not executive officers, as a group	$10.01	116,667
All employees who are not executive officers, as a group	$10.20	698,976

Tax Aspects Under the Code

The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the Restated Plan. It does not describe all federal tax consequences under the Restated Plan, nor does it describe non-U.S., state or local tax consequences.

Incentive Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive option. If Ordinary Shares issued to an optionee pursuant to the exercise of an incentive option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (i) upon sale of such shares, any amount realized in excess of the option price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) the Company will not be entitled to any deduction for federal income tax purposes. The exercise of an incentive option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If Ordinary Shares acquired upon the exercise of an incentive option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the Ordinary Shares at exercise (or, if less, the amount realized on a sale of such Ordinary Shares) over the option price thereof, and (ii) we will be entitled to deduct such amount.

If an incentive option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options. No income is realized by the optionee at the time the option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option price and the fair market value of the Ordinary Shares on the date of exercise, and we receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the Ordinary Shares have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering Ordinary Shares. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Other Awards. The Company generally will be entitled to a tax deduction in connection with an award under the Restated Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for a further deferral.

Parachute Payments. The vesting of any portion of an option or other award that is accelerated due to the occurrence of a change in control may cause a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to the Company, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Limitation on Deductions. Under Section 162(m) of the Code, the Company’s deduction for certain awards under the Restated Plan may be limited to the extent that the Chief Executive Officer or other executive officer whose compensation is required to be reported in the summary compensation table (other than the Principal Financial Officer) receives compensation in excess of $1 million a year (other than performance-based compensation that otherwise meets the requirements of Section 162(m) of the Code). The Restated Plan is structured to allow certain awards to qualify as performance-based compensation.

Required Vote

At the Annual General Meeting, the Company will ask its shareholders to approve the Restated Plan. This proposal requires the affirmative vote of a majority of the voting power of the shares of the Company’s capital stock, present in person or represented by proxy, and entitled to vote thereon, voting together as a single class.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE AMENDED AND RESTATED 2011 STOCK OPTION AND GRANT PLAN

Equity Compensation Plan Information

The following table provides information as of December 31, 2012 regarding Ordinary Shares that may be issued under the Company’s equity compensation plans consisting of the Restated Plan, the 2004 Plan and the Company’s 2012 Employee Share Purchase Plan.

Equity Compensation Plan Information
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))
	(a)		(b)	(c)
Equity compensation plans approved by security holders:	2,946,171	(1)	$4.66	2,034,197	(2)

Equity compensation plans not approved by security holders:	—		—	—

(1)	Includes 2,946,171 Ordinary Shares issuable upon the exercise of outstanding options and zero (0) Ordinary Shares issuable upon the vesting of restricted stock units.
(2)	Includes 400,000 Ordinary Shares available for grants under the Company’s 2012 Employee Share Purchase Plan.

EXHIBIT 1

FLEETMATICS

AMENDED AND RESTATED

2011 STOCK OPTION AND INCENTIVE PLAN

SECTION 1.	GENERAL PURPOSE OF THE PLAN; DEFINITIONS

The name of the plan is the Fleetmatics 2011 Stock Option and Incentive Plan (the “Plan”). The purpose of the Plan is to encourage and enable the officers, employees and Non-Employee Directors of Fleetmatics (the “Company”) and its Subsidiaries, upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business, to acquire a proprietary interest in the Company as this will (i) assist in attracting and retaining the best available personnel for positions of substantial responsibility; (ii) provide additional incentive to those persons; and (iii) promote the success of the business of the Group.

The following terms shall be defined as set forth below:

“Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Administrator” means either the Board or the remuneration committee of the Board or a similar committee performing the functions of the remuneration committee and which is comprised of not less than two Non-Employee Directors who are independent.

“Award” or “Awards,” except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Restricted Stock Units and Cash-Based Awards.

“Award Certificate” means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan in a form approved by the Administrator in its sole discretion. Each Award Certificate is subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company.

“Cash-Based Award” means an Award entitling the recipient to receive a cash-denominated payment.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

“Covered Employee” means an employee who is a “Covered Employee” within the meaning of Section 162(m) of the Code.

“Effective Date” means the date on which the Plan is approved by shareholders as set forth in Section 17.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Fair Market Value” of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is admitted to quotation on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market, the New York Stock Exchange or another national securities exchange, the determination shall be made by reference to market quotations. If there are no market quotations for such date, the determination shall be made by reference to the last date preceding such date for which there are market quotations; provided further, however, that if the date for which Fair Market Value is determined is the first day when trading prices for the Stock are reported on a national securities exchange, the Fair Market Value shall be the “Price to the Public” (or equivalent) set forth on the cover page for the final prospectus relating to the Company’s Initial Public Offering.

“Group” means the Company and its Subsidiaries.

“Incentive Stock Option” means any Stock Option designated and qualified as an “incentive stock option” as defined in Section 422 of the Code.

“Initial Public Offering” means the consummation of the first fully underwritten, firm commitment public offering pursuant to an effective registration statement under the Act covering the offer and sale by the Company of its equity securities, or such other event as a result of or following which the Stock shall be publicly held.

“Non-Employee Director” means a member of the Board who is not also an employee of the Company or any Subsidiary.

“Non-Qualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

“Option” or “Stock Option” means any option to acquire shares of Stock granted pursuant to Section 5.

“Performance-Based Award” means any Restricted Stock Units or Cash-Based Award granted to a Covered Employee that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code and the regulations promulgated thereunder.

“Performance Criteria” means the criteria that the Administrator selects for purposes of establishing the Performance Goal or Performance Goals for an individual for a Performance Cycle. The Performance Criteria (which shall be applicable to the organizational level specified by the Administrator, including, but not limited to, the Company or a unit, division, group, or Subsidiary of the Company) that will be used to establish Performance Goals are limited to the following: revenues, expense levels, cash flow, business development and financing milestones and developments, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of the Stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, shareholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of Stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

“Performance Cycle” means one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Criteria will be measured for the purpose of determining a grantee’s right to and the payment of a Performance-Based Award. Each such period shall not be less than six months.

“Performance Goals” means, for a Performance Cycle, the specific goals established in writing by the Administrator for a Performance Cycle based upon the Performance Criteria.

“Restricted Stock Units” means an Award of stock units to a grantee.

“Sale Event” shall mean (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction (including without limitation by way of a takeover offer pursuant to the Irish Takeover Rules or a scheme of arrangement pursuant to the Companies Acts 1963 to 2009 of Ireland), (iii) the sale of all of the Stock of the Company to an unrelated person or entity, or (iv) any other transaction in which the owners of the Company’s outstanding voting power prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

“Sale Price” means the value as determined by the Administrator of the consideration payable, or otherwise to be received by shareholders, per share of Stock pursuant to a Sale Event.

“Section 409A” means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

“Stock” means the Ordinary Shares in the capital of the Company, having nominal value Euro 0.01 per share or such alternative nominal value as the Board may approve, of the Company, subject to adjustments pursuant to Section 3.

“Subsidiary” means any corporation or other entity (other than the Company) in which the Company has at least a 50 percent interest, either directly or indirectly.

“Ten Percent Owner” means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.

“Unrestricted Stock Award” means an Award of shares of Stock free of any restrictions.

All references in this Plan to legislation are, unless otherwise expressly stated, to legislation operative in the United States of America as at the date of adoption of this Plan and (except where the context otherwise requires) will be construed as referring to such legislation as amended and in force from time to time and to any legislation which re-enacts or consolidates (with or without modification) any such legislation.

SECTION 2.	ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a) Administration of Plan. The Plan shall be administered by the Administrator.

(b) Powers of Administrator. The Administrator shall, in consultation with members of the Group whom grantees or proposed grantees are engaged in employment or service, have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i) to select the individuals to whom Awards may from time to time be granted;

(ii) to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Restricted Stock Units, and Cash-Based Awards or any combination of the foregoing, granted to any one or more grantees;

(iii) subject to the definition of “Fair Market Value” in Section 1, to determine the Fair Market Value of shares of Stock;

(iv) to determine the number of shares of Stock to be covered by any Award;

(v) to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees and may or may not incorporate Performance Goals and to approve the forms of Award Certificates or, if required, other forms of agreement or document for use in connection with the Plan and any grant of an Award;

(vi) to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vii) subject to the provisions of Section 5(b), to extend at any time the period in which Stock Options may be exercised; and

(viii) at any time to prescribe, adopt, alter and repeal such rules, guidelines, regulations and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable;

(ix) to interpret the terms and provisions of the Plan and any Award (including Award Certificates or other related written instruments);

(x) to make all determinations it deems advisable for the administration of the Plan;

(xi) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award;

(xii) to decide all disputes arising in connection with the Plan; and

(xiii) to make all other determinations deemed necessary or advisable for administering the Plan and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be final and binding on all persons, including the Company and Plan grantees.

(c) Delegation of Authority to Grant Awards. Subject to applicable law, the Administrator, in its discretion, may delegate to the Chief Executive Officer or the Chief Financial Officer of the Company all or part of the Administrator’s authority and duties with respect to the granting of Awards to individuals who are (i) not subject to the reporting and other provisions of Section 16 of the Exchange Act and (ii) not Covered Employees. Any such delegation by the Administrator shall include a limitation as to the amount of Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator’s delegate or delegates that were consistent with the terms of the Plan.

(d) Award Certificate. Awards under the Plan shall be evidenced by Award Certificates which set forth the terms, conditions and limitations for each Award and may, at the Administrator’s discretion, include, without limitation, the term of an Award and the provisions applicable in the event employment or service terminates (which may include forfeiture).

(e) Indemnification. Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company’s articles or bylaws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

(f) Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with or take account of the laws in other countries in which the Company and its Subsidiaries operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply with or take account of applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent that the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

SECTION 3.	STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION

(a) Stock Issuable. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be the sum of (i) 1,883,334 shares (the “Initial Limit”), (ii) the number of shares under the Company’s Amended and Restated 2004 Share Option Plan which are not needed to fulfill the Company’s obligations for awards as a result of forfeiture, expiration, cancellation, termination or net issuances of awards thereunder and (iii) on February 1, 2014 and each February 1 thereafter, an additional number of shares of Stock equal to the lower of (A) 4.75 percent of the number of shares of Stock issued and outstanding on the immediately preceding January 31 or (B) such lower number of shares of Stock as may be determined by the Administrator (the “Annual Increase”), in each case subject to adjustment as provided in this Section 3. Subject to such overall limitation, the maximum aggregate number of shares of Stock that may be issued in the form of Incentive Stock Options shall not exceed the Initial Limit cumulatively increased on February 1, 2014 and on each February 1 thereafter by the lesser of the Annual Increase for such year or 500,000 shares of Stock. For the purposes of this limitation, the shares of Stock underlying any Awards that are forfeited, canceled, held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award; provided, however, that Stock Options with respect to no more than the Initial Limit may be granted to any one individual grantee during any one calendar year period. The shares available for issuance under the Plan may be authorized but unissued shares of Stock.

(b) Changes in Stock. Subject to Section 3(c) hereof, if, in the event of any alteration taking place in the capital structure of the Company, whether by way of capitalisation of profits or reserves or any consolidation or subdivision or reduction of the capital of the Company or otherwise, the issued shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number of Stock Options that can be granted to any one individual grantee and the maximum number of shares that may be granted under a Performance-Based Award, (iii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, and (iv) the exercise price for each share subject to any then outstanding Stock Options under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of Stock Options) as to which such Stock Options remain exercisable provided however that the exercise price per share is not reduced below the nominal value of the share. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may, subject to applicable law, make a cash payment in lieu of fractional shares.

(c) Mergers and Other Transactions. Except as the Administrator may otherwise specify with respect to particular Awards in the relevant Award Certificate, in the case of and subject to the consummation of a Sale Event, all outstanding Awards granted hereunder shall terminate, unless provision is made in connection with the Sale Event in the sole discretion of the parties thereto for the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof (or other entity), with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree (after taking into account any acceleration hereunder). In the event of such termination, (i) the Company shall have the option (in its sole discretion and subject to applicable law) to make or provide for or procure a cash payment to the grantees holding Options, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to outstanding Options (to the extent then exercisable (after taking into account any acceleration hereunder) at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options; or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options held by such grantee. The Company shall also have the option (in its sole discretion and subject to applicable law) to make or procure a cash payment to the grantees holding other Awards, in exchange for the cancellation thereof, in an amount equal to (A) the Sale Price reduced by the exercise price, if any, for each share of Stock multiplied by (B) the number of shares of Stock underlying each such Award, to be paid at the time of such Sale Event or upon the vesting of such Awards, if later.

(d) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, to the extent than an Award has not been previously exercised or vested, it will terminate immediately prior to the consummation of such proposed action. The Board may, in the exercise of its sole discretion in such instances, declare that any Award shall terminate as of a date fixed by the Board and may give each relevant grantee the right to exercise his or her Option as to all or any part of the shares, including shares as to which the Option would not otherwise be exercisable and make such other determinations and arrangements as it shall, in its sole discretion, deem appropriate.

(e) Substitute Awards. The Administrator may grant Awards under the Plan in substitution for stock and stock based awards held by employees, directors or other key persons of another corporation in connection with the merger or consolidation of the employing corporation with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or stock of the employing corporation. The Administrator may direct that the substitute awards be granted on such terms and conditions as the Administrator considers appropriate in the circumstances. Any substitute Awards granted under the Plan shall not count against the share limitation set forth in Section 3(a).

SECTION 4.	ELIGIBILITY

Grantees under the Plan will be such full or part-time officers and other employees and Non-Employee Directors of the Company and its Subsidiaries as are selected from time to time by the Administrator in its sole discretion.

SECTION 5.	STOCK OPTIONS

Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a “subsidiary corporation” within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable.

(a) Exercise Price. Subject to Section 9, the exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the option price of such Incentive Stock Option shall, subject to Section 9, be not less than 110 percent of the Fair Market Value on the grant date.

(b) Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than seven years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

(c) Exercisability; Rights of a Shareholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the grant date. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a shareholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(d) Method of Exercise. Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be acquired and according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Certificate. Payment of the exercise price may be made by one or more of the following methods to the extent provided in the Award Certificate:

(i) In cash, by certified or bank check or other instrument acceptable to the Administrator or by bank credit transfer;

(ii) By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the exercise price; provided that in the event that the optionee chooses to pay the exercise price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Administrator shall prescribe as a condition of such payment procedure; or

(iii) With respect to Stock Options that are not Incentive Stock Options, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be acquired pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a third party acting on his behalf in accordance with the provisions of the Stock Option) by the Company of the full exercise price for such shares and the fulfillment of any other requirements contained in the Award Certificate or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company is obligated to withhold with respect to the optionee). In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

An Option shall be deemed exercised when the Company receives: notice of exercise (from the person entitled to exercise the Option, and (ii) full payment for the shares with respect to which the Option is exercised (both in accordance with this Section 5).

(e) Annual Limit on Incentive Stock Options. To the extent required for “incentive stock option” treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed US$100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

SECTION 6.	RESTRICTED STOCK UNITS

(a) Nature of Restricted Stock Units. The Administrator shall determine the restrictions and conditions applicable to each Restricted Stock Unit at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of Performance Goals. The terms and conditions of each Award Certificate shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. At the end of the relevant service or performance period, the Restricted Stock Units, to the extent vested, shall be settled in the form of shares of Stock provided however that each grantee pays no less than the nominal value for each share of Stock issued on settlement, such payment to be made by one of the methods referred to in Section 5(d). To the extent that an award of Restricted Stock Units is subject to Section 409A, it may contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order for such Award to comply with the requirements of Section 409A.

(b) Election to Receive Restricted Stock Units in Lieu of Compensation. The Administrator may, in its sole discretion and subject to applicable law, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of an award of Restricted Stock Units. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer shall be converted to a fixed number of Restricted Stock Units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any Restricted Stock Units that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award Certificate.

(c) Rights as a Shareholder. A grantee shall have the rights as a shareholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units.

(d) Termination. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 14 below, in writing after the Award is issued, a grantee’s right in all Restricted Stock Units that have not vested shall automatically terminate upon the grantee’s termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

SECTION 7.	CASH-BASED AWARDS

Grant of Cash-Based Awards. The Administrator may, in its sole discretion, grant Cash-Based Awards to any grantee in such number or amount and upon such terms, and subject to such conditions, as the Administrator shall determine at the time of grant. The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash or in shares of Stock, as the Administrator determines provided however that each grantee pays no less than the nominal value for each share of Stock issued (if applicable), such payment to be made by one of the methods referred to in Section 5(d).

SECTION 8.	PERFORMANCE-BASED AWARDS TO COVERED EMPLOYEES

(a) Performance-Based Awards. Any employee or other key person providing services to the Company or any Subsidiary and who is selected by the Administrator may be granted one or more Performance-Based Awards in the form of Restricted Stock Units or Cash-Based Awards payable upon the attainment of Performance Goals that are established by the Administrator and relate to one or more of the Performance Criteria, in each case on a specified date or dates or over any period or periods determined by the Administrator. The Administrator shall define in an objective fashion the manner of calculating the Performance Criteria it selects to use for any Performance Cycle. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a corporate entity within the Group, a division, business unit, or an individual. The Administrator, in its discretion, may adjust or modify the calculation of Performance Goals for such Performance Cycle in order to prevent the dilution or enlargement of the rights of an individual (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development, (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company or any Subsidiary, or the financial statements of the Company or any Subsidiary, or (iii) in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions provided however, that the Administrator may not exercise such discretion in a manner that would increase the Performance-Based Award granted to a Covered Employee. Each Performance-Based Award shall comply with the provisions set forth below.

(b) Grant of Performance-Based Awards. With respect to each Performance-Based Award granted to a Covered Employee, the Administrator shall select, within the first 90 days of a Performance Cycle (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) the Performance Criteria for such grant, and the Performance Goals with respect to each Performance Criterion (including a threshold level of performance below which no amount will become payable with respect to such Award). Each Performance-Based Award will specify the amount payable, or the formula for determining the amount payable, upon achievement of the various applicable performance targets. The Performance Criteria established by the Administrator may be (but need not be) different for each Performance Cycle and different Performance Goals may be applicable to Performance-Based Awards granted to different Covered Employees.

(c) Payment of Performance-Based Awards. Following the completion of a Performance Cycle, the Administrator shall meet to review and certify in writing whether, and to what extent, the Performance Goals for the Performance Cycle have been achieved and, if so, to also calculate and certify in writing the amount of the Performance-Based Awards earned for the Performance Cycle. The Administrator shall then determine the actual size of each Covered Employee’s Performance-Based Award and, in doing so, may reduce or eliminate the amount of the Performance-Based Award for a Covered Employee if, in its sole judgment, such reduction or elimination is appropriate.

(d) Maximum Award Payable. The maximum Performance-Based Award payable to any one Covered Employee under the Plan for a Performance Cycle is 333,333 shares of Stock (subject to adjustment as provided in Section 3(b) hereof) or US$5,000,000 in the case of a Performance-Based Award that is a Cash-Based Award.

SECTION 9.	MINIMUM EXERCISE PRICE

(a) Notwithstanding any other provision of the Plan, the exercise price per share of Stock comprised in any Award shall not in any event be less than the nominal value of that share.

SECTION 10.	TRANSFERABILITY OF AWARDS

(a) Transferability. Except as provided in Section 10(b) below, during a grantee’s lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee’s legal representative or guardian in the event of the grantee’s incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void. An Award shall, unless determined otherwise by the Administrator, lapse forthwith if a grantee purports to sell, assign, transfer, encumber or otherwise dispose of such Award except in accordance with the express terms of the Plan or as may otherwise be permitted by the Administrator in its absolute discretion.

(b) Administrator Action. Notwithstanding Section 10(a), the Administrator, in its discretion, may provide either in the Award Certificate regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer his or her Awards (other than any Incentive Stock Options or Restricted Stock Units) to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award. In no event may an Award be transferred by a grantee for value.

(c) Family Member. For purposes of Section 10(b), “family member” shall mean a grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee’s household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50 percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50 percent of the voting interests.

(d) Designation of Beneficiary. Each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee’s death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee’s estate.

SECTION 11.	TAX WITHHOLDING

(a) Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includable in the gross income of the grantee for Federal income tax purposes or the purposes of income tax or social insurance in any jurisdiction in which the grantee is liable to tax, pay to the Company or any relevant Subsidiary, or make arrangements satisfactory to the Administrator regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld by the Company or relevant Subsidiary with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee. The Company’s obligation to deliver evidence of book entry (or stock certificates, if applicable) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

(b) Payment in Stock. Subject to approval by the Administrator, a grantee may elect to have the Company’s minimum required tax withholding obligation satisfied, in whole or in part, by authorizing the Company to withhold from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due.

SECTION 12.	SECTION 409A AWARDS

To the extent that any Award is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A) to a grantee who is then considered a “specified employee” (within the meaning of Section 409A), no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee’s separation from service, or (ii) the grantee’s death, but only to the extent that such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any such Award may not be accelerated except to the extent permitted by Section 409A.

SECTION 13.	TRANSFER, LEAVE OF ABSENCE, ETC.

For purposes of the Plan, the following events shall not be deemed a termination of employment:

(a) a transfer to the employment of the Company from a Subsidiary or from the Company to a Subsidiary, or from one Subsidiary to another; or

(b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee’s right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

SECTION 14.	AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect rights under any outstanding Award without the holder’s consent. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, or to ensure that compensation earned under Awards qualifies as performance-based compensation under Section 162(m) of the Code, Plan amendments shall be subject to approval by the Company shareholders entitled to vote at a meeting of shareholders. Nothing in this Section 14 shall limit the Administrator’s authority to take any action permitted pursuant to Section 3(b), 3(c) or 3(d). A grantee shall not be entitled to any compensation or damages whatsoever or howsoever described, by reason of any termination, withdrawal or alteration of rights or expectations under the Plan.

SECTION 15.	STATUS OF PLAN

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general unsecured creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION 16.	GENERAL PROVISIONS

(a) No Distribution. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution, sale or transfer thereof.

(b) Delivery of Stock Certificates. Stock certificates to grantees under this Plan, if required under the articles of association of the Company, shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee or the grantee’s broker or nominee. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee or the grantee’s broker or nominee notice of issuance and recorded the issuance in its records (which may include electronic “book entry” records or electronic delivery to Depository Trust Company). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent that the Administrator deems such advice necessary or advisable), that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. All Stock certificates delivered pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c) Shareholder Rights. Until shares of Stock are deemed delivered in accordance with Section 16(b), no right to vote or receive dividends or any other rights of a shareholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the grantee with respect to an Award.

(d) Other Compensation Arrangements; Employment and Other Rights.

(i) Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases.

(ii) Neither the Plan nor any Option shall confer upon any grantee any right with respect to continuing the grantee’s employment relationship with any member of the Group, nor shall they interfere in any way with the grantee’s right or the right of any member of the Group to terminate such employment relationship at any time, with or without cause.

(iii) The Plan shall not form part of any contract of employment between any member of the Group and any employee. Any benefit to an employee under the Plan shall not form part of his or her remuneration or count as remuneration for pension fund or other purposes. Subject to Section 13, it shall be a condition of the Plan that, in the event of the termination of a grantee’s status as an employee (for whatever reason), he or she shall not be entitled to any compensation whatsoever by reason of any alteration or termination, thereon, of his or her rights or expectations under the Plan.

(e) No person shall be entitled as of right to participate in the Plan and the decision as to who shall have the opportunity to participate and the time and extent of such participation will, subject to the rules of the Plan, be made by the Administrator in its absolute discretion.

(f) Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to the Company’s insider trading policies and procedures, as in effect from time to time.

(g) Forfeiture of Awards under Sarbanes-Oxley Act. If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under securities laws, any grantee who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 shall reimburse the Company for the amount of any Award received by such individual under the Plan during the 12-month period following the first public issuance or filing with the United States Securities and Exchange Commission, as the case may be, of the financial document embodying such financial reporting requirement.

(h) Ranking. Any shares of Stock allotted pursuant to the Plan shall rank pari passu in all respects with the ordinary shares in the capital of the Company in issue at the date of exercise of such Option and shall participate in all dividends or other distributions which may be declared, made or paid by reference to a record date after such date, but not before.

(i) Renunciation. A grantee may at any time renounce an Award by serving notice on the Company of his or her intention to so renounce. The renunciation shall be effective from the date of receipt of such notice by the Company, upon which date the grantee’s Awards to which such notice relates shall be deemed to have lapsed and any shares of Stock covered by such Awards shall revert to the Plan.

(j) Brokerage Account. At the Company’s election, the delivery of any shares of Stock to be issued under the Plan may occur through a transfer agent or brokerage account established for this purpose (including an account with Depository Trust Company) and the Company may require as a condition to participation in the Plan that each grantee establish an account with a brokerage firm selected by the Company.

(k) Restrictions on Exercise. The Administrator may, in its discretion, require as conditions to the exercise of any Option or vesting of any Award that any shares due to be delivered upon the exercise of such Option or vesting of such Award shall have been duly listed, upon official notice of issuance, upon a stock exchange or market, and that a registration statement under the Securities Act of 1933, as amended, with respect to the relevant shares shall be effective.

(l) Execution. The Administrator shall be entitled to authorise any person to execute on behalf of a grantee, at the request of the grantee, any document relating to the Plan insofar as such document is required to be executed pursuant hereto.

(m) Legal Compliance. Shares shall not be issued pursuant to the exercise of an Option or otherwise under the Plan unless the exercise of such Option and the issuance and delivery of such shares shall comply with all applicable laws and the inability of the Company to obtain authority from any regulatory body or other third party having jurisdiction, which authority is deemed by the Company’s legal counsel to be necessary to the lawful issuance and delivery of any shares under the Plan, shall relieve the Company of any liability in respect of the failure to issue such shares as to which such requisite authority shall not have been obtained.

(n) Grants Exceeding Approved Number of Shares. If the shares covered by an Award result in the number of shares which may be issued under the Plan being exceeded, such Award shall be void with respect to such excess shares and the Company shall have no liability therefor.

SECTION 17.	EFFECTIVE DATE OF PLAN

This Plan shall become effective upon shareholder approval in accordance with applicable law, applicable stock exchange rules or pursuant to written consent. No grants of Stock Options and other Awards may be made hereunder after the seventh anniversary of the Effective Date.

SECTION 18.	GOVERNING LAW

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the laws of Ireland, applied without regard to conflict of law principles.

CONSOLIDATED FINANCIAL STATEMENTS OF FLEETMATICS GROUP PLC

FROM THE COMPANY’S ANNUAL REPORT FILED ON FORM 20-F

FOR THE PERIOD ENDING DECEMBER 31, 2012

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FLEETMATICS GROUP PLC

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-3
Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010	F-4
Consolidated Statements of Redeemable Convertible Preferred Shares and Shareholders’ Equity (Deficit) for the years ended December 31, 2012, 2011 and 2010	F-5
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2012, 2011 and 2010	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011	F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Fleetmatics Group PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, redeemable convertible preferred shares and shareholders’ equity (deficit), comprehensive income (loss) and cash flows present fairly, in all material respects, the financial position of Fleetmatics Group PLC and its subsidiaries at December 31, 2012 and December 31, 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 29, 2013

FLEETMATICS GROUP PLC

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2012	2011
Assets
Current assets:
Cash	$100,087	$8,615
Restricted cash	64	592
Accounts receivable, net of allowances of $887 and $1,237 at December 31, 2012 and 2011, respectively	8,871	5,376
Deferred tax assets	8,402	8,343
Prepaid expenses and other current assets	10,371	5,425

Total current assets	127,795	28,351
Property and equipment, net	41,132	26,848
Goodwill	24,879	24,879
Intangible assets, net	7,013	9,341
Deferred tax assets, net	1,084	4,298
Other assets	8,722	5,859

Total assets	$210,625	$99,576

Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Deficit
Current liabilities:
Accounts payable	$9,115	$5,398
Accrued expenses and other current liabilities	11,764	12,382
Deferred revenue	17,087	18,679
Current portion of long-term debt	1,250	750

Total current liabilities	39,216	37,209
Deferred revenue	8,931	7,741
Accrued income taxes	14,559	17,825
Long-term debt, net of discount of $556 and $449 at December 31, 2012 and 2011, respectively	22,881	16,301
Other liabilities	4,016	726

Total liabilities	89,603	79,802

Commitments and contingencies (Note 17)

Redeemable convertible preferred shares, €0.01375178 par value for Series A and B shares, €0.01 par value for Series C shares; 34,634,734 shares authorized; no shares issued and outstanding at December 31, 2012; 34,634,734 shares issued and outstanding at December 31, 2011 (aggregate liquidation value of $127,520 at December 31, 2011)	—	130,839

Shareholders’ deficit:
Ordinary shares, €0.015 par value; 66,666,663 shares authorized; 34,584,868 and 1,497,150 shares issued and outstanding at December 31, 2012 and 2011, respectively	660	20
Deferred shares, €0.01 par value; 5,000,004 shares authorized and 2,230,334 issued and outstanding at December 31, 2012; 2,230,330 shares authorized, issued and outstanding at December 31, 2011	29	29
Additional paid-in capital	227,990	2,017
Accumulated other comprehensive income	626	560
Accumulated deficit	(108,283)	(113,691)

Total shareholders’ equity (deficit)	121,022	(111,065)

Total liabilities, redeemable convertible preferred shares and shareholders’ equity (deficit)	$210,625	$99,576

The accompanying notes are an integral part of these consolidated financial statements.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended December 31,
	2012	2011	2010
Subscription revenue	$127,451	$92,317	$64,690
Cost of subscription revenue	35,507	28,631	22,941

Gross profit	91,944	63,686	41,749

Operating expenses:
Sales and marketing	41,138	33,391	20,447
Research and development	7,379	6,021	4,061
General and administrative	31,047	18,309	14,628

Total operating expenses	79,564	57,721	39,136

Income from operations	12,380	5,965	2,613
Interest income (expense), net	(2,075)	(2,386)	(1,012)
Foreign currency transaction gain (loss), net	(24)	155	(907)
Loss on extinguishment of debt	(934)	—	—
Other income (expense), net	(32)	—	—

Income before income taxes	9,315	3,734	694
Provision for income taxes	3,907	865	1,430

Net income (loss)	5,408	2,869	(736)
Accretion of redeemable convertible preferred shares to redemption value	(335)	(446)	(418)
Modification of redeemable convertible preferred shares	—	—	(6,542)
Net income attributable to participating securities	—	(2,294)	—

Net income (loss) attributable to ordinary shareholders	$5,073	$129	$(7,696)

Net income (loss) per share attributable to ordinary shareholders:
Basic	$0.58	$0.09	$(0.77)

Diluted	$0.50	$0.08	$(0.77)

Weighted average ordinary shares outstanding:
Basic	8,822,169	1,497,150	10,051,274

Diluted	10,084,580	2,077,592	10,051,274

The accompanying notes are an integral part of these consolidated financial statements.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share data)

	Series A, B and C Redeemable Convertible Preferred Shares		Ordinary Shares		Deferred Shares		Additional Paid-In Capital	Note Receivable from Officer	Accumulated Other Compre- hensive Income (Loss)		Total Share- holders’ Equity (Deficit)
										Accum- ulated Deficit
	Shares	Amount	Shares	Par Value	Shares	Par Value
Balances at December 31, 2009	8,908,904	$37,778	11,082,997	$210	—	$—	$1,072	$(146)	$(236)	$(56,846)	$(55,946)
Share-based compensation	—	—	—	—	—	—	149	—	—	—	149
Accretion of redeemable convertible preferred shares to redemption value	—	418	—	—	—	—	(412)	—	—	(6)	(418)
Issuance of Series B redeemable convertible preferred shares:
Issuance of Series B redeemable convertible preferred shares for $3.09 per share, net of issuance costs of $851	6,150,095	18,153	—	—	—	—	—	—	—	—	—
Modification of Series A redeemable convertible preferred shares	—	6,542	—	—	—	—	(883)	—	—	(5,659)	(6,542)
Issuance of Series C redeemable convertible preferred shares:
Issuance of Series C redeemable convertible preferred shares for $3.50 per share, net of issuance costs of $1,013	4,285,714	13,987	—	—	—	—	—	—	—	—	—
Exercises of stock options for ordinary shares	—	—	607,500	12	—	—	8	—	—	—	20
Issuance of Series C redeemable convertible preferred shares upon conversion of ordinary shares	15,290,021	53,515	(10,193,347)	(202)	—	—	—	—	—	(53,313)	(53,515)
Issuance of deferred shares	—	—	—	—	2,230,330	29	(29)	—	—	—	—
Excess tax benefits from share-based awards	—	—	—	—	—	—	266	—	—	—	266
Accrued interest income and foreign currency adjustment on note receivable from officer	—	—	—	—	—	—	—	3	—	—	3
Foreign currency translation adjustments, net of tax of $0	—	—	—	—	—	—	—	—	1,205	—	1,205
Net loss	—	—	—	—	—	—	—	—	—	(736)	(736)

Balances at December 31, 2010	34,634,734	130,393	1,497,150	20	2,230,330	29	171	(143)	969	(116,560)	(115,514)

Share-based compensation	—	—	—	—	—	—	2,292	—	—	—	2,292
Accretion of redeemable convertible preferred shares to redemption value	—	446	—	—	—	—	(446)	—	—	—	(446)
Accrued interest income and foreign currency adjustment on note receivable from officer	—	—	—	—	—	—	—	(9)	—	—	(9)
Collection of note receivable from officer	—	—	—	—	—		—	152	—	—	152
Foreign currency translation adjustments, net of tax of $0	—	—	—	—	—	—	—	—	(409)	—	(409)
Net income	—	—	—	—	—	—	—	—	—	2,869	2,869

Balances at December 31, 2011	34,634,734	130,839	1,497,150	20	2,230,330	29	2,017	—	560	(113,691)	(111,065)

Share-based compensation	—	—	—	—	—	—	2,422	—	—	—	2,422
Accretion of redeemable convertible preferred shares to redemption value	—	335	—	—	—	—	(335)	—	—	—	(335)
Exercises of stock options for ordinary shares	—	—	184,335	4	—	—	301	—	—	—	305
Excess tax benefits from share-based awards	—	—	—	—	—	—	(266)	—	—	—	(266)
Issuance of ordinary shares in initial public offering, net of offering costs	—	—	6,250,000	121	—	—	93,192	—	—	—	93,313
Conversion of redeemable convertible preferred shares to ordinary shares	(34,634,734)	(131,174)	26,653,383	515	—	—	130,659	—	—	—	131,174
Issuance of deferred shares	—	—	—	—	4	—	—	—	—	—	—
Foreign currency translation adjustments, net of tax of $0	—	—	—	—	—	—	—	—	66	—	66
Net income	—	—	—	—	—	—	—	—	—	5,408	5,408

Balances at December 31, 2012	—	$—	34,584,868	$660	2,230,334	$29	$227,990	$—	$626	$(108,283)	$121,022

The accompanying notes are an integral part of these consolidated financial statements.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year Ended December 31,
	2012	2011	2010
Net income (loss)	$5,408	$2,869	$(736)
Other comprehensive income:
Foreign currency translation adjustment, net of tax of $0	66	(409)	1,205

Total comprehensive income (loss)	66	(409)	1,205

Comprehensive income	$5,474	$2,460	$469

The accompanying notes are an integral part of these consolidated financial statements.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net income (loss)	$5,408	$2,869	$(736)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	9,547	7,581	7,397
Amortization of capitalized in-vehicle devices owned by customers	668	344	36
Amortization of intangible assets	2,332	3,349	317
Amortization of deferred commissions, other deferred costs and debt discount	4,986	3,855	2,806
Provision for (benefit from) deferred tax assets	6,528	1,788	(741)
Provision for accounts receivable allowances	1,509	990	814
Unrealized foreign currency transaction (gain) loss	38	(178)	908
Loss on disposal of property and equipment and other assets	2,182	954	413
Share-based compensation	2,422	2,292	149
Loss on extinguishment of debt, non-cash portion	405	—	—
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	(4,979)	(3,460)	(1,248)
Prepaid expenses and other current and long-term assets	(11,630)	(7,211)	(3,507)
Accounts payable, accrued expenses and other current liabilities	1,229	2,194	7,684
Accrued income taxes	(3,266)	(1,015)	1,826
Deferred revenue	(489)	(12,547)	(7,455)

Net cash provided by operating activities	16,890	1,805	8,663

Cash flows from investing activities:
Purchases of property and equipment	(25,221)	(15,083)	(9,377)
Capitalization of internal-use software costs	(883)	(686)	(380)
Acquisition of SageQuest, Inc., net of cash acquired	—	—	(36,424)
Net increase in restricted cash	528	(387)	(104)

Net cash used in investing activities	(25,576)	(16,156)	(46,285)

Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred shares, net of issuance costs	—	—	32,140
Proceeds from issuance of Senior Secured Notes, net of discount	—	—	16,810
Proceeds from issuance of Term Loan, net of discount and issuance costs	23,549	—	—
Proceeds from exercise of stock options	305	—	20
Proceeds from borrowings under Revolving Credit Facility	8,286	—	—
Payments of borrowings under Revolving Credit Facility	(8,286)	—	—
Proceeds from initial public offering, net of offering costs	94,667	—	—
Excess tax benefits from share-based awards	(266)	—	266
Collection of note receivable from officer	—	152	—
Payments of Senior Secured Notes	(17,500)	—	—
Payments of capital lease obligations	(369)	(139)	—

Net cash provided by financing activities	100,386	13	49,236

Effect of exchange rate changes on cash	(228)	(101)	(166)

Net increase (decrease) in cash	91,472	(14,439)	11,448
Cash, beginning of period	8,615	23,054	11,606

Cash, end of period	$100,087	$8,615	$23,054

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,913	$2,251	$754
Cash paid for income taxes	$1,841	$243	$267
Supplemental disclosure of non-cash financing and investing activities:
Accretion of redeemable convertible preferred shares to redemption value	$335	$446	$418
Acquisition of property and equipment through capital leases	$31	$1,152	$—
Additions to property and equipment included in accounts payable at the balance sheet dates	$2,173	$1,276	$750
Initial public offering costs included in accounts payable at the balance sheet dates	$1,354	$—	$—
Issuance of Series C redeemable convertible preferred shares upon conversion of ordinary shares	$—	$—	$53,515
Modification of redeemable convertible preferred shares	$—	$—	$6,542

The accompanying notes are an integral part of these consolidated financial statements.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1. Nature of the Business

Fleetmatics Group PLC (the “Company”) is a public limited company incorporated in the Republic of Ireland. On September 21, 2012, the company changed its corporate structure from a private limited company to a public limited company. On that date, the Company became the holding company of FleetMatics Group Limited (a private limited company incorporated in 2004 in the Republic of Ireland) and its subsidiaries by way of a share-for-share exchange in which the shareholders of FleetMatics Group Limited exchanged their shares in FleetMatics Group Limited for identical shares in Fleetmatics Group PLC. Upon the exchange, the historical consolidated financial statements of Fleetmatics Group Limited became the historical consolidated financial statements of Fleetmatics Group PLC.

The Company is a leading global provider of fleet management solutions delivered as software-as-a-service (“SaaS”). Its mobile software platform enables businesses to meet the challenges associated with managing their local fleets of commercial vehicles and improve productivity by extracting actionable business intelligence from vehicle and driver behavioral data. The Company offers Web-based and mobile solutions that provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. New customers for the Company’s SaaS offering typically enter into initial 36-month, non-cancelable subscription agreements, with amounts generally billed and due monthly; however, some customers prepay all or part of their contractual obligations quarterly, annually or for the full contract term in exchange for a prepayment discount that is reflected in the pricing of the contract.

The Company has experienced earnings volatility since inception and, as of December 31, 2012 had an accumulated deficit of approximately $108,300. The Company believes that its cash, projected cash flows from operations and funds available under its financing facilities existing as of December 31, 2012 (see Note 10) will be sufficient to meet its working capital and capital expenditure requirements for at least twelve months from the most recent balance sheet date.

On September 21, 2012, the Company effected a 1-for-1.5 reverse stock split of its ordinary shares (including the number of shares authorized and par value) and a proportional adjustment to the existing conversion ratio for each series of Preferred Shares. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred share conversion ratios.

2. Initial Public Offering

On October 11, 2012, the Company completed an initial public offering (“IPO”) of its ordinary shares, which resulted in the sale of 6,250,000 ordinary shares by the Company and 2,734,375 ordinary shares by other selling shareholders at a price of $17.00 per ordinary share. The Company received net proceeds from the IPO of $93,313, based upon the price of $17.00 per ordinary share and after deducting underwriting discounts and commissions and offering costs paid by the Company. The Company received no proceeds from the sale of ordinary shares by the selling shareholders. Upon the closing of the IPO, all of the Company’s outstanding redeemable convertible preferred shares converted into 26,653,383 ordinary shares.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly owned subsidiaries after elimination of all significant intercompany accounts and transactions. All dollar amounts in the financial statements and in the notes to the consolidated financial statements, except share and per share amounts, are stated in thousands of U.S. dollars unless otherwise indicated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the estimated average customer relationship period that is used for recognizing the deferred revenue of up-front fees and for amortizing the related deferred costs of in-vehicle devices, the valuation of accounts receivable and share-based awards, the assessment of amounts qualifying for capitalization as internal-use software, the valuation of assets and liabilities acquired in business combinations, the useful lives of intangible assets and property and equipment, the assessment of goodwill and long-lived assets for impairment, and the accounting for income taxes, including uncertain tax positions and the valuation of net deferred tax assets. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Actual results could differ from the Company’s estimates.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last is considered unobservable, is used to measure fair value:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices) such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of accounts receivable, accounts payable and accrued expenses and other liabilities approximate fair value due to the short-term nature of these assets and liabilities. The fair value of the Company’s Term Loan (see Note 10) as of December 31, 2012 approximated its $25,000 face value, as estimated by the Company using a discounted cash flow analysis, reflecting a discount rate of 4.5% (a Level 3 measure of fair value).

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Restricted Cash

The Company is a party to various credit card and merchant services agreements under which it has pledged a continuing security interest in related deposit accounts in order to secure payment and performance of its obligations under the agreements. These restrictions may be lifted by the Company at will by canceling the agreements or reducing the lines of credit under these agreements. As of December 31, 2012 and 2011, $64 and $592, respectively, has been classified as restricted cash in the consolidated balance sheets related to these arrangements.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their original invoice amounts less an allowance for doubtful collections based on estimated losses resulting from the inability or unwillingness of customers to make required payments. The allowance is estimated at each reporting period based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with specific delinquent accounts. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectibility of its receivables in the determination of its allowance for doubtful accounts.

Concentration of Credit Risk and of Significant Customers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and trade accounts receivable. Although the Company maintains its cash balances with accredited financial institutions, the Company had substantially all cash balances at financial institutions without or in excess of federally insured limits at December 31, 2012 and 2011. The Company does not believe it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

No individual customer accounted for more than 10% of total subscription revenue for the years ended December 31, 2012 and 2011, and no individual customer accounted for more than 10% of net accounts receivable at December 31, 2012 and 2011.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation or amortization. Depreciation and amortization is recognized using the straight-line method over the following estimated useful lives:

In-vehicle devices—installed	4–6 years
Computer equipment	3 years
Internal-use software	3 years
Furniture and fixtures	4–6 years
Leasehold improvements	Shorter of life of lease or estimated useful life

For in-vehicle devices of which the Company retains ownership after they are installed in a customer’s fleet, the cost of the in-vehicle devices (including installation and shipping costs) is capitalized as property and equipment. The Company depreciates these assets on a straight-line basis over their expected useful lives of four to six years, beginning upon completion of installation. Related depreciation expense is recorded in cost of subscription revenue. If a customer subscription agreement is canceled or expires prior to the end of the expected

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

useful life of the in-vehicle device, the carrying value of the asset is depreciated in full with expense immediately recorded as cost of subscription revenue. Before installation in a customer’s fleet, in-vehicle devices of which the Company retains ownership are recorded within property and equipment (referred to as In-vehicle devices—uninstalled), but are not depreciated. Should an installed device require replacement, the cost of the replacement part or device is expensed and recorded as cost of subscription revenue when provided.

At each reporting period, the Company tests in-vehicle devices—installed for realizability through a review of customer accounts to identify (i) any significant changes in the financial condition of its customers, (ii) any customers who are past due on subscription payments owed and could become a credit risk, and (iii) any customers whose contract will be expiring without a follow-on renewal prior to the end of the estimated useful life of the in-vehicle device. If an impairment of the value of the in-vehicle device is identified, the carrying value of the in-vehicle device is depreciated in full, with expense immediately recorded as cost of subscription revenue.

Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the lease term or the estimated useful lives of the improvements. Assets held under capital leases are stated at the lesser of the present value of future minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization of assets under capital leases is computed using the straight-line method over the shorter of the estimate useful life of the asset or the period of the related lease. The cost of expenditures for maintenance and repairs of assets is charged to expense as incurred. Upon retirement or sale, the cost and related accumulated depreciation or amortization of assets disposed of are removed from the accounts and any resulting gain or loss is credited or charged to the consolidated statements of operations.

Internal-Use Software

Research and development costs are expensed as incurred, except for certain costs which are capitalized in connection with the development of its internal-use software and website. These capitalized costs are primarily related to the application software that is hosted by the Company and accessed by its customers through the Company’s website. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing performed to ensure the product is ready for its intended use. The Company also capitalizes costs related to specific upgrades and enhancements of this application software when it is probable that the expenditures will result in additional functionality. Maintenance and training costs are expensed as incurred. Capitalized internal-use software costs are recorded as part of property and equipment and are amortized on a straight line basis over an estimated useful life of three years.

Business Combinations

In an acquisition of a business, the Company recognizes separately from goodwill the fair value of assets acquired and the liabilities assumed. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition-date fair values of the assets acquired and liabilities assumed. Transaction costs related to business combinations are expensed as incurred.

In addition, uncertain tax positions assumed and valuation allowances related to the net deferred tax assets acquired in connection with a business combination are estimated as of the acquisition date and recorded as part of the purchase. Thereafter, any changes to these uncertain tax positions and valuation allowances are recorded as part of the provision for income taxes in the consolidated statements of operations.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Goodwill and Other Intangible Assets

The Company records goodwill when the consideration paid in a business acquisition exceeds the fair value of the net tangible assets acquired, identifiable intangible assets acquired and liabilities assumed. Goodwill is not amortized.

Definite-lived intangible assets subject to amortization include customer relationships, trademarks, acquired developed technology, and a patent for the Company’s vehicle tracking system. Intangible assets acquired in a business combination are recorded under the acquisition method of accounting at their estimated fair values at the date of acquisition. Customer relationships, trademarks and acquired developed technology are amortized over their estimated useful lives, which range from three to nine years, based on the pattern over which the Company expects to consume the economic benefit of each asset, which in general reflects the expected cash flows from each asset. The patent is amortized over its useful life of 20 years on a straight-line basis, as the pattern of consumption of the economic benefit of the asset cannot be reliably determined.

Impairment of Goodwill and Long-Lived Assets

Goodwill is tested for impairment annually or more frequently if events or circumstances occur that indicate an impairment may exist. Factors the Company considers important that could trigger an impairment review include significant underperformance relative to historical or projected operating results, significant changes in the Company’s use of the acquired assets in a business combination or the strategy for its overall business, and significant negative industry or economic trends. The Company performs its annual assessment for impairment of goodwill on October 31 and has determined it has a single reporting unit for testing goodwill for impairment. For purposes of assessing potential impairment, the Company first estimates the fair value of the reporting unit (based on the fair value of the Company’s outstanding ordinary shares) and compares that amount to the carrying value of the reporting unit (as reflected by the total carrying values of the Company’s redeemable convertible preferred shares and shareholders’ equity (deficit). If the Company determines that the carrying value of the reporting unit exceeds its fair value, then the implied fair value of the goodwill is determined in the same manner used to determine the amount of goodwill in a business combination. If the carrying value of goodwill exceeds the implied fair value of the goodwill, an impairment charge is recognized in the amount equal to that excess. No goodwill impairment charges were recorded during the years ended December 31, 2012, 2011, and 2010.

Long-lived assets include property and equipment and definite-lived intangible assets subject to amortization. The Company evaluates its long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. To evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. If the carrying value exceeds the sum of the expected undiscounted cash flows, an impairment loss on the long-lived asset to be held and used is recognized based on the excess of the asset’s carrying value over its fair value, determined based on discounted cash flows. Long-lived assets to be disposed of are reported at the lower of carrying value or fair value less cost to sell.

Deferred Offering Costs

The Company capitalizes as other assets in the consolidated balance sheet certain legal, accounting and other third-party fees that are directly associated with in-process equity financings until such financings are consummated. After consummation of the equity financing, these costs are recorded in shareholders’ equity

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(deficit) as a reduction of the additional paid-in capital generated as a result of the offering. Should an equity financing no longer be considered probable of being consummated, the deferred offering costs would be expensed immediately as a charge to operating expenses in the consolidated statement of operations.

Subscription Revenue Recognition

The Company provides access to its software through subscription arrangements whereby the customer is charged a per subscribed-vehicle fee for access for a specified term. Subscription agreements contain multiple service elements and deliverables, including installation of in-vehicle devices, access to the Company’s on-demand software via its website, and support services delivered over the term of the arrangement. Agreements do not provide customers the right to take possession of the software at any time. The Company has determined that the elements of its subscription agreements do not have value to the customer on a standalone basis. As a result, the multiple elements within the subscription agreements do not qualify for treatment as separate units of accounting. Accordingly, the Company accounts for all fees received under its subscription agreements as a single unit of accounting and, except for any up-front fees, recognizes the total fee amount ratably on a daily basis over the term of the subscription agreement. The Company only commences recognition of revenue when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collectibility is deemed reasonably assured, and recurring services have commenced. The Company’s initial subscription agreements typically have contract terms of 36 months.

For the limited number of customer arrangements in which title to the in-vehicle devices transfers to the customer upon delivery or installation of the in-vehicle device, the Company receives an up-front fee from the customer. As the in-vehicle devices do not have value to the customer on a standalone basis, the delivery or installation of the in-vehicle devices does not represent the culmination of a separate earning process associated with the payment of the up-front fee. Accordingly, the Company records the amount of the up-front fee as deferred revenue upon invoicing and recognizes that amount as revenue ratably on a daily basis over the estimated average customer relationship period of six years, which is longer than the typical subscription agreement term of 36 months. If a customer permanently ceases use of the Company’s subscription service at any point when a balance of deferred revenue from this up-front payment exists, the Company recognizes the remaining balance of the deferred revenue in the period of notification. Changes in the typical customer contractual term, customer behavior, competition or economic conditions could affect the Company’s estimates of the average customer relationship period. The Company reviews the estimated average customer relationship period on an annual basis and accounts for changes prospectively.

Deferred Revenue

Deferred revenue represents amounts billed to customers or payments received from customers for which revenue has not yet been recognized. Deferred revenue primarily consists of prepayments made by customers for future periods and, to a lesser extent, the unearned portion of monthly billed subscription fees and up-front payments from customers for in-vehicle devices whose ownership transfers to them upon delivery or installation. Prior to 2011, some customer contracts were paid in advance for the full, multiple-year term. Since that time, the Company’s payment terms are typically monthly in advance; however, the Company continues to enable its customers to prepay all or part of their contractual obligations quarterly, annually or for the full contract term in exchange for a prepayment discount that is reflected in the pricing of the contract. As a result, the deferred revenue balance does not represent the total contract value of all multi-year, non-cancelable subscription agreements. In the consolidated balance sheets, deferred revenue that is expected to be recognized within one year is recorded as current deferred revenue while the remaining portion is recorded as non-current deferred revenue.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Deferred Commissions

The Company capitalizes commission costs that are incremental and directly related to the acquisition of customer contracts. The Company pays commissions in full when it receives the initial customer payment for a new subscription or a renewal subscription. Commission costs are capitalized upon payment and are amortized as expense ratably over the term of the related non-cancelable customer contract, in proportion to the recognition of the subscription revenue. If a subscription agreement is terminated, the unamortized portion of any deferred commission cost is recognized as expense immediately.

Commission costs capitalized during the years ended December 31, 2012 and 2011 totaled $6,798 and $5,232, respectively. Amortization of deferred commissions totaled $4,693, $3,556 and $2,609 for the years ended December 31, 2012, 2011, and 2010, respectively, and is included in sales and marketing expense in the consolidated statements of operations. Deferred commission costs, net of amortization, are included in other current and long-term assets in the consolidated balance sheets and totaled $8,893 and $6,764 as of December 31, 2012 and 2011, respectively. Foreign exchange differences also contribute to changes in the net amount of these deferred commission costs.

Capitalized In-Vehicle Device Costs

For the limited number of customer arrangements in which title to the in-vehicle devices transfers to the customer upon delivery or installation of the in-vehicle device (for which the Company receives an up-front fee from the customer), the Company defers the costs of the installed in-vehicle devices (including installation and shipping costs) as they are directly related to the revenue that the Company derives from the sale of the devices and that it recognizes ratably over the estimated average customer relationship period of six years. The Company capitalizes these in-vehicle device costs and amortizes the deferred costs as expense ratably over the estimated average customer relationship period, in proportion to the recognition of the up-front fee revenue.

Costs of in-vehicle devices owned by customers that were capitalized during the years ended December 31, 2012 and 2011 totaled $2,260 and $1,892, respectively. Amortization of these capitalized costs totaled $668, $344, and $36 for the years ended December 31, 2012, 2011, and 2010, respectively, and is included in cost of subscription revenue in the consolidated statements of operations. Capitalized costs related to these in-vehicle devices of which title has transferred to customers, net of amortization, are included in other current and long-term assets in the consolidated balance sheets and totaled $4,149 and $2,558 as of December 31, 2012 and 2011, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected from each subsidiary and considering prudent and feasible tax planning strategies.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company accounts for uncertainty in income taxes recognized in its financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination by the taxing authorities, based on the technical merits of the position. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar. The Company has subsidiaries in the United States, Ireland and the United Kingdom. The functional currency for each of the Company’s subsidiaries is the local currency. For those subsidiaries whose functional currency is not the U.S. dollar, assets and liabilities are translated into U.S. dollar equivalents at the exchange rate in effect on the balance sheet date and revenues from customers and expenses incurred are translated into U.S. dollars using the average exchange rate over the period. Resulting currency translation adjustments are recorded in accumulated other comprehensive income (loss) in the consolidated balance sheet. For the years ended December 31, 2012 and 2011, the Company recorded currency translation gains (losses) of $66 and $(409), respectively, as foreign currency translation adjustments within shareholders’ equity (deficit).

The Company also incurs transaction gains and losses resulting from intercompany transactions of a short-term nature as well as transactions with customers or vendors denominated in currencies other than the functional currency of the legal entity in which the transaction is recorded. Assets and liabilities arising from such transactions are translated into the legal entity’s functional currency using the exchange rate in effect at the balance sheet date. Any resulting transaction gains or losses are recorded as foreign currency transaction gain (loss) in the consolidated statements of operations. Net foreign currency transaction gains (losses) of $(24), $155, and $(907) were recorded for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company has concluded that its reporting currency is the U.S. dollar because the parent entity has received U.S. dollars upon the issuance of all equity securities to investors, the parent’s cash is held exclusively in U.S. dollar bank accounts, the parent’s intercompany transactions (primarily receivables from subsidiaries) are denominated in U.S. dollars, and a majority of its parent-related expenses are billed by vendors and paid in U.S. dollars.

Share-Based Compensation

The Company measures all stock options and other share-based awards granted to employees and directors at the fair value on the date of grant using the Black-Scholes option-pricing model. The fair value of the awards is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The straight-line method of expense recognition is applied to all awards with service conditions, while the graded-vesting method of expense recognition is applied to all awards with both service and performance conditions. The Company classifies share-based compensation expense in the consolidated statements of operations in the same manner in which the award recipient’s payroll costs are classified.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Advertising Expense

Advertising costs are expensed as incurred. Advertising expense was $6,471, $3,632 and $2,094 for the years ended December 31, 2012, 2011 and 2010, respectively, and was included in sales and marketing expense in the consolidated statements of operations.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss), which includes certain changes in shareholders’ deficit that are excluded from net income (loss). For the years ended December 31, 2012, 2011 and 2010, the only item qualifying as other comprehensive income (loss) was foreign currency translation. For purposes of comprehensive income (loss) computations, the Company does not record income tax provisions or benefits for foreign currency translation adjustments as the Company intends to permanently reinvest undistributed earnings of its foreign subsidiaries in the United States and the United Kingdom.

Net Income (Loss) Per Share

Upon the closing of the Company’s IPO on October 11, 2012, all of the Company’s outstanding redeemable convertible preferred shares were converted into ordinary shares. Prior to this conversion, the Company followed the two-class method when computing net income (loss) per share as the Company had issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of ordinary and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s redeemable convertible preferred shares contractually entitled the holders of such shares to participate in dividends, but did not contractually require the holders of such shares to participate in losses of the Company. Accordingly, the two-class method did not apply for periods in which the Company reported a net loss or a net loss attributable to ordinary shareholders resulting from dividends, accretion or modifications to its redeemable convertible preferred shares. The Company reported a net loss attributable to ordinary shareholders for the year ended December 31, 2010.

Basic net income (loss) per share attributable to ordinary shareholders is computed by dividing the net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted net income (loss) per share attributable to ordinary shareholders is computed by dividing the diluted net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares, including potential dilutive ordinary shares assuming the dilutive effect of outstanding stock options and unvested restricted ordinary shares, as determined using the treasury stock method. For periods in which the Company has reported net losses, diluted net loss per ordinary share attributable to ordinary shareholders is the same as basic net loss per ordinary share attributable to ordinary shareholders, since dilutive ordinary shares are not assumed to have been issued if their effect is antidilutive. Diluted net loss per ordinary share attributable to ordinary shareholders is the same as basic net loss per ordinary share attributable to ordinary shareholders for the year ended December 31, 2010.

Segment Data

The Company identifies operating segments as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker, or decision-making group, in making decisions regarding resource allocation and performance assessment. The Company defines the

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

term “chief operating decision maker” to be its Chief Executive Officer. The Company has determined it operates in one segment, as its chief operating decision maker reviews financial information presented on only a consolidated basis (without any disaggregated revenue or operating income financial data) for purposes of allocating resources and evaluating financial performance.

Recently Adopted Accounting Pronouncements

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which provides companies with two options for presenting comprehensive income. ASU 2011-05 requires companies to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In December 2011, the FASB indefinitely deferred the requirement in ASU 2011-05 to present reclassification adjustments of other comprehensive income by line item on the face of the income statement. However, all other requirements of ASU 2011-05 were effective for the Company on January 1, 2012. As the guidance in ASU 2011-05 relates only to how comprehensive income is disclosed and does not change the items that must be reported as comprehensive income, adoption did not have an effect on the Company’s consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”), which simplifies how companies test goodwill for impairment. This ASU permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in the goodwill accounting standard. ASU 2011-08 is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company had not early adopted ASU 2011-08 and as such it was effective for the Company on January 1, 2012. The adoption of ASU 2011-08 did not have an effect on the Company’s consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (“ASU 2012-02”). ASU 2012-02 is intended to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. ASU 2012-02 permits an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test described in Accounting Standards Codification 350. In accordance with ASU 2012-02, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. ASU 2012-02 will become effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. As the Company does not intend to early adopt, the standard will become effective for the Company on January 1, 2013 and the adoption is not expected to have a significant impact on its consolidated financial position, results of operations or cash flows.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following at December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011
Deferred commission costs	$4,602	$3,472
Prepaid taxes	1,962	—
Rebate receivable	766	—
Capitalized costs of in-vehicle devices owned by customers	595	436

	Year Ended December 31,
	2012	2011
Prepaid software license fees and support	382	177
Prepaid subscription service fees	425	689
Other	1,639	651

Total	$10,371	$5,425

5. Property and Equipment

Property and equipment consisted of the following at December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011
In-vehicle devices—installed	$71,110	$51,454
In-vehicle devices—uninstalled	2,843	1,127
Computer equipment	3,984	3,088
Internal-use software	2,393	1,462
Furniture and fixtures	999	579
Leasehold improvements	687	343

Total property and equipment	82,016	58,053
Less: Accumulated depreciation and amortization	(40,884)	(31,205)

Property and equipment, net	$41,132	$26,848

Depreciation and amortization expense related to property and equipment for the years ended December 31, 2012 and 2011 totaled $9,547 and $7,581, respectively, of which $8,744 and $7,111 was recorded in cost of subscription revenue related to depreciation of installed in-vehicle devices and amortization of internal-use software and the remainder was included in various operating expenses. The carrying value of installed in-vehicle devices (including shipping and installation costs), net of accumulated depreciation, was $34,097 and $22,485 at December 31, 2012 and 2011, respectively.

During the years ended December 31, 2012 and 2011, the Company capitalized costs of $883 and $686, respectively, associated with the development of its internal-use software related to its on-demand software accessed by customers via its website and the website itself. Amortization expense of the internal-use software

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

totaled $573 and $336 during the years ended December 31, 2012 and 2011, respectively. The carrying value of capitalized internal-use software was $1,328 and $996 as of December 31, 2012 and 2011, respectively. Foreign exchange differences also contribute to changes in the carrying value of internal-use software.

As of December 31, 2012 and 2011, the gross amount of assets under capital leases totaled $1,121 and $1,067, respectively, and related accumulated amortization totaled $456 and $99, respectively.

During the years ended December 31, 2012 and 2011, the Company expensed $2,150 and $950, respectively, associated with the replacement of installed in-vehicle devices that had become defective. The expense was recorded in cost of subscription revenue and is included in loss on disposal of property and equipment and other assets in the consolidated statements of cash flows.

6. Goodwill and Intangible Assets

As of December 31, 2012 and 2011, the carrying amount of goodwill was $24,879 and resulted from the acquisition of SageQuest in July 2010. The Company completed its annual impairment test of goodwill on October 31, 2012. No impairment of goodwill was recorded during the years ended December 31, 2012, 2011 and 2010.

Intangible assets consisted of the following as of December 31, 2012 and 2011, with gross and net amounts of foreign currency-denominated intangible assets reflected at December 31, 2012 and 2011 exchange rates, respectively:

	December 31, 2012
	Gross Amount	Accumulated Amortization	Carrying Value
Customer relationships	$11,100	$(4,554)	$6,546
Acquired developed technology	1,300	(1,104)	196
Trademarks	400	(300)	100
Patent	237	(66)	171

Total	$13,037	$(6,024)	$7,013

	December 31, 2011
	Gross Amount	Accumulated Amortization	Carrying Value
Customer relationships	$11,100	$(2,714)	$8,386
Acquired developed technology	1,300	(737)	563
Trademarks	400	(189)	211
Patent	259	(78)	181

Total	$13,059	$(3,718)	$9,341

Amortization expense related to intangible assets was $2,332, $3,349 and $317 for the years ended December 31, 2012, 2011 and 2010, respectively. Amortization expense of $383, $514 and $250 for the years ended December 31, 2012, 2011 and 2010, respectively, was included in the cost of subscription revenues in the consolidated statements of operations, and amortization expense of $1,949, $2,835 and $67 for the years ended December 31, 2012, 2011 and 2010, respectively, was included in sales and marketing expense in the consolidated statements of operations.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The estimated future amortization expense of intangible assets as of December 31, 2012 is as follows:

Years Ending December 31,
2013	$1,868
2014	1,357
2015	1,090
2016	873
2017	705
Thereafter	1,120

Total	$7,013

7. Other Assets

Other assets (non-current) consisted of the following as of December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011
Deferred commission costs	$4,290	$3,292
Capitalized costs of in-vehicle devices owned by customers	3,554	2,122
Other	878	445

Total	$8,722	$5,859

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011
Accrued payroll and related expenses	$4,581	$3,479
Accrued professional fees	2,933	6,765
Accrued income taxes	767	16
Accrued non-income taxes	—	436
Accrued insurance expense	455	120
Other	3,028	1,566

Total	$11,764	$12,382

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

9. Other Liabilities

Other liabilities (non-current) consisted of the following as of December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011
Deferred tax liabilities	$3,327	$—
Capital lease obligations	254	604
Accrued rent	435	122

Total	$4,016	$726

10. Long-term Debt

Senior Secured Notes

In conjunction with the SageQuest acquisition on July 30, 2010, the Company entered into a credit agreement with D.E. Shaw Direct Capital Portfolios, LLC (“DE Shaw”) for $17,500 of senior secured notes (the “Senior Secured Notes”). All of the assets of the Company, inclusive of the SageQuest assets acquired, were used to collateralize the Senior Secured Notes.

Principal amounts under the Senior Secured Notes were payable in monthly installments commencing March 2012 and continuing through the maturity date on July 30, 2014. Prepayment of the Senior Secured Notes would have been required upon (a) the sale of substantially all of the Company’s assets or a change in control upon the sale of equity, (b) the disposition, involuntary or voluntary, of any asset in a single transaction or series of related transactions in excess of $50, subject to permitted reinvestment, (c) a registered firm commitment underwritten public offering by the Company of its ordinary shares resulting in aggregate gross cash proceeds greater than $50,000 and in which the initial price to the public is at least $13.91 per share, as adjusted for any share capital subdivision or consolidation (a “Qualified Public Offering”), and (d) any excess cash flow generated by the Company, defined as (i) positive cash flow from operations, plus (ii) any cash flow from extraordinary receipts, less (iii) repayments of the Senior Secured Notes, less (iv) the unfinanced cash portion of capital expenditures net of any proceeds received from sales of fixed assets (each, a “Prepayment Event”). The maximum prepayment due upon a Prepayment Event would have varied based on the date that the Prepayment Event had occurred: prior to July 30, 2012, 103% of the principal balance plus accrued and unpaid interest would have been due; from July 31, 2012 through July 30, 2013, 101% of the principal balance plus accrued and unpaid interest would have been due; July 31, 2013 and thereafter, 100% of the principal balance plus accrued and unpaid interest would have been due. However, the prepayment would have been limited to the net proceeds generated in the Prepayment Event, except for in the case of excess cash flow. In the case of excess cash flow, the prepayment would have been limited to 50% of such excess cash flow.

The Senior Secured Notes bore interest at a floating rate of one-month LIBOR plus 9.50% per annum (based on actual days), but not less than 12.5%. As of December 31, 2011, the actual interest rate was 12.5%. Interest was payable monthly in arrears, commencing September 1, 2010 until the Senior Secured Notes were repaid in full. In the event of default and until the event of default was cured or waived, the interest rate was to be 2.5% per annum higher than the otherwise applicable interest rate.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

On the issuance date, the Senior Secured Notes were recorded in the consolidated balance sheet net of discount of $690, related to fees assessed by the lender at that time. The carrying value of debt was being accreted to the principal amount of the debt by charges to interest expense using the effective-interest method over the four-year term of the Senior Secured Notes to the maturity date. At December 31, 2011, the debt discount balance totaled $449. Accretion amounts recognized as interest expense for the years ended December 31, 2011 and 2010 totaled $170 and $71, respectively.

The credit agreement required the Company to maintain financial covenants, one of which limited the Company’s maximum total leverage ratio (total indebtedness to earnings before interest, taxes, depreciation and amortization and certain other adjustments, as defined by the terms of the Senior Secured Notes agreement). The financial covenants would have become more restrictive in 2012 and 2013. In addition, the Company was required to maintain other affirmative, negative and financial covenants. The Company was not in compliance with certain of the covenants at December 31, 2011. However, the Company received a waiver of noncompliance from DE Shaw through May 31, 2012.

On May 10, 2012, the Company used the proceeds from the $25,000 Term Loan of its Senior Secured Credit Facility to pay in full all amounts due under the Senior Secured Notes, including principal then remaining of $17,063, prepayment premium of $512 and accrued interest. As a result of the early repayment of the Senior Secured Notes, in the year ended December 31, 2012, the Company recorded a loss on extinguishment of debt of $934, comprised of the write-off of unamortized debt discount of $387 and unamortized deferred financing cost of $18, the prepayment premium of $512 paid in cash, and associated legal fees of $17.

Senior Secured Credit Facility

On May 10, 2012, the Company entered into a credit facility with Wells Fargo Capital Finance, LLC consisting of a $25,000 term loan (the “Term Loan”) and a $25,000 revolving line of credit (the “Revolving Credit Facility”), which expires on May 10, 2017 (collectively, the “Senior Secured Credit Facility”). The Senior Secured Credit Facility is collateralized by a senior first lien on all assets and property of the Company. The purpose of the Senior Secured Credit Facility was to repay the outstanding principal of the Senior Secured Notes, which was repaid on May 10, 2012 with proceeds of the $25,000 Term Loan, and to provide an additional source of liquidity to the Company. Borrowings under the Revolving Credit Facility are subject to drawdown limitations based on financial ratios of the Company. To date, no amounts have been borrowed by the Company under the Revolving Credit Facility.

The interest rate on the Term Loan and borrowings under the Revolving Credit Facility is either (a) LIBOR plus 3.5% per annum, but not less than 4.5% per annum, or (b) at our option, subject to certain conditions, base rate plus 2.5% per annum, but not less than 5.5% per annum. Principal due under the Term Loan is payable in quarterly installments commencing on December 31, 2012, with $313 due in 2012, $1,250 due in 2013, $1,406 due in 2014, $2,031 due in 2015, $2,500 due in 2016 and $17,500 due in 2017. All amounts borrowed under the revolving line of credit are due and payable on May 10, 2017. Borrowings under the Senior Secured Credit Facility require a 1% prepayment penalty if the facility is terminated within the first twelve months of the agreement.

On the issuance date of May 10, 2012, the Term Loan was recorded in the consolidated balance sheet net of discount of $651, related to fees assessed by the lender at the time. The carrying value of this debt is being accreted to the principal amount of the debt by charges to interest expense using the effective-interest method over the five-year term of the Term Loan to the maturity date. At December 31, 2012, the debt discount balance

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

totaled $556. Accretion amounts recognized as interest expense for the year ended December 31, 2012 totaled $95. On the issuance date, the Company also capitalized deferred financing costs of $484 related to third-party fees incurred in connection with the Senior Secured Credit Facility. These deferred costs are being amortized through charges to interest expense using the effective-interest method over the five-year term of the Senior Secured Credit Facility to the expiration date. At December 31, 2012, deferred financing cost recorded in other current assets and other assets (non-current) were $106 and $307, and totaled $413. Amortization amounts recognized as interest expense for the year ended December 31, 2012 totaled $71.

The Senior Secured Credit Facility contains financial covenants that, among other things, require the Company to maintain liquidity of at least $10,000, comprised of cash plus availability under borrowings, and limits the Company’s maximum total leverage ratio (total indebtedness with a maturity greater than twelve months to earnings before interest, taxes, depreciation and amortization and certain other adjustments, as defined by the terms of the Senior Secured Credit Facility agreement). The leverage ratio becomes more restrictive in each of 2013 and 2014. The Senior Secured Credit Facility also requires the Company to maintain other affirmative and negative covenants. The Company was in compliance with all such covenants as of December 31, 2012.

11. Income Taxes

The components of income before income taxes were as follows:

	Year Ended December 31,
	2012	2011	2010
Ireland	$7,561	$6,549	$535
Foreign	1,754	(2,815)	159

Income before income taxes	$9,315	$3,734	$694

The components of the provision (benefit) for income taxes were as follows:

	Year Ended December 31,
	2012	2011	2010
Current tax provision:
Ireland taxes	$1,746	$481	$10
Foreign taxes	(1,829)	(114)	2,138

Total current tax provision (benefit)	(83)	367	2,148

Deferred tax provision (benefit):
Ireland taxes	$79	$1,054	$202
Foreign taxes	3,911	(556)	(920)

Total deferred tax provision (benefit)	3,990	498	(718)

Total provision for income taxes	$3,907	$865	$1,430

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

A reconciliation of the Ireland statutory corporate income tax rate of 12.5% to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2012	2011	2010
Ireland statutory corporate income tax rate	12.5%	12.5%	12.5%
Income (loss) of Irish non-trading entities	(9.9)	(11.5)	(30.8)
Foreign rate differential	5.1	(20.9)	36.3
Uncertain tax positions	14.8	16.2	133.4
Change in deferred tax asset valuation allowance	17.2	9.8	53.0
Permanent differences	3.5	17.1	35.7
Tax credits	(3.9)	—	(43.4)
Intangible assets basis adjustment	—	—	7.7
Tax law changes	—	—	1.5
Deferred charge on intercompany transaction	3.5	—	—
Other differences	(0.9)	—	—

Effective income tax rate	41.9%	23.2%	205.9%

The Company’s effective income tax rate for the years ended December 31, 2012 and 2011 was 41.9% and 23.2%, respectively, on pre-tax income of $9,315 and $3,734, respectively. The Company’s effective tax rate for the year ended December 31, 2012 was higher than the statutory Irish rate of 12.5% primarily due to the recording of interest and penalties associated with its uncertain tax positions and an increase in the valuation allowance for deferred tax assets related to certain Irish net operating loss carryforwards. The increase associated with these items was partially offset by the release of reserves for uncertain tax positions due to the expiration of a statute of limitations in the United Kingdom, and to research and development credits earned in Ireland. The Company’s effective tax rate for the year ended December 31, 2011 was higher than the statutory Irish rate of 12.5% due primarily to recording of reserves for uncertain tax positions along with related interest and penalties as well as an increase to the valuation allowance for deferred tax assets related to certain net operating loss carryforwards. Those increases to the effective tax rate were partially offset by losses being generated in jurisdictions that have a higher tax rate than the statutory Irish rate for which no valuation was required, as well as the release of certain reserves for uncertain tax positions in non-Irish jurisdictions, due to the expiration of a statute of limitations.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The components of net deferred tax assets and the related valuation allowance were as follows:

	December 31,
	2012	2011
Deferred tax assets:
Net operating loss carryforwards	$6,394	$8,476
Deferred revenue	6,552	7,580
Accrued expenses	1,233	1,559
Reserves and allowances	3,101	1,909
Share-based compensation	925	866
Other	—	261

Total deferred tax assets	18,205	20,651

Deferred tax liabilities:
Acquired intangible assets	(2,426)	(3,298)
Depreciation and amortization	(6,745)	(3,737)
Other	(294)	—

Total deferred tax liabilities	(9,465)	(7,035)

Valuation allowance	(2,581)	(975)

Net deferred tax assets	$6,159	$12,641

Deferred tax assets relating to tax benefits of employee stock option grants have been reduced to reflect exercises in 2012. Some exercises resulted in tax deductions in excess of previously recorded benefits based on the option value at the time of grant (“windfalls”). Although these additional tax benefits or windfalls are reflected in net operating tax loss carryforwards, pursuant to Accounting Standards Codification 718, Compensation-Stock Compensation (“ASC 718”), the additional tax benefit associated with the windfall is not recognized until the deduction reduces taxes payable. Accordingly, since the tax benefit does not reduce our current taxes payable in 2012 due to net operating loss carryforwards, these windfall tax benefits are not reflected in our net operating losses in deferred tax assets for 2012. Windfalls included in net operating loss carryforwards but not reflected in deferred tax assets for 2012 are $826.

As of December 31, 2012 and 2011, the Company had net operating loss carryforwards in the United States of approximately $9,079 and $22,489, respectively, available to reduce future federal taxable income and had approximately $3,971 and $10,657, respectively, available to reduce future state taxable income. The federal net operating loss carryforwards will expire from 2026 through 2031, and the state net operating loss carryforwards will expire from 2017 through 2031. Under certain circumstances, the utilization of these net operating loss carryforwards on an annual basis may be limited under U.S. tax law.

As of December 31, 2012 and 2011, the Company had net operating loss carryforwards in Ireland of approximately $10,323 and $3,899, respectively, available to reduce future taxable income. These net operating loss carryforwards may be carried forward indefinitely, but utilization is limited to the same entity and trades that generated the losses.

As of December 31, 2012 and 2011, the Company had net operating loss carryforwards in the United Kingdom of approximately $2,310 and $3,105, respectively, available to reduce future taxable income. These net operating loss carryforwards may be carried forward indefinitely.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

As of December 31, 2012 and 2011, the Company’s net deferred tax asset balances of $6,159 and $12,641, respectively, are primarily related to the Company’s U.S. operations. The Company has concluded, based on the weight of available evidence, that those net deferred tax assets are more likely than not to be realized in the future.

As of December 31, 2012 and 2011, the Company had recorded a valuation allowance of $2,581 and $975, respectively, against its net deferred tax assets in Ireland because the Company believes that it is more likely than not that the tax assets, which consist principally of net operating loss carryforwards, will not be realized. The utilization of these losses is limited to certain types of income being generated by the Company. The increase in the valuation allowance of $1,606 and $368 in 2012 and 2011, respectively, related to the operations in Ireland.

In the normal course of business, the Company and its subsidiaries are subject to examination by various taxing authorities in the United States, Ireland and the United Kingdom. As of December 31, 2012, the Company remains subject to examination in the United States for tax years 2004 through 2012, in Ireland for tax years 2007 through 2012, and in the United Kingdom for tax years 2008 through 2012.

As of December 31, 2012 and 2011, the Company had recorded liabilities for unrecognized tax benefits of $7,276 and $12,348, respectively. During the years ended December 31, 2012 and 2011, the Company recorded as part of its provision for income taxes $1,470 and $1,446, respectively, of interest and penalties related to its unrecognized tax benefits. Accrued income taxes (non-current) recorded in the Company’s consolidated balance sheets as of December 31, 2012 and 2011, of $14,559 and $17,825, respectively, consisted of the liabilities recorded for unrecognized tax benefits of $7,276 and $12,348, respectively, as well as accrued interest and penalties totaling $7,283 and $5,477, respectively.

A reconciliation of the beginning and ending amount of our unrecognized tax benefits, including those that were recorded against related deferred tax assets rather than as liabilities, but excluding amounts for accrued interest and penalties, is as follows:

(in thousands)
Unrecognized tax benefits at January 1, 2011	$18,132
Additions based on tax positions of current year	245
Reductions based on tax positions of prior years	(1,384)
Reductions based on lapse of statute of limitations	(967)

Unrecognized tax benefits at December 31, 2011	16,026
Additions based on tax positions of current year	99
Reductions based on tax positions of prior years	(3,261)
Reductions based on lapse of statute of limitations	(89)

Unrecognized tax benefits at December 31, 2012	$12,775

As of December 31, 2012 and 2011, there were $10,519 and $13,861, respectively, of unrecognized tax benefits that, if recognized, would affect the Company’s provision for income taxes. These amounts include unrecognized tax benefits recorded against related deferred tax assets as well as those recorded as liabilities in the consolidated balance sheets. It is reasonably possible that within the next 12 months our unrecognized tax benefits, exclusive of interest, may decrease by up to $11,290, the majority of which will affect earnings.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

This is primarily due to statute of limitations expiring for the recognition of these tax benefits of our non-Irish subsidiaries in 2013. As of December 31, 2012, the Company’s foreign subsidiaries in the United States and the United Kingdom had no undistributed earnings.

12. Redeemable Convertible Preferred Shares

The Company issued Series A redeemable convertible preferred shares with a €0.01375178 par value (the “Series A preferred shares”) in July 2008, issued Series B redeemable convertible preferred shares with a €0.01375178 par value (the “Series B preferred shares”) in July 2010, and issued Series C redeemable convertible preferred shares with a €0.01 par value (the “Series C preferred shares”) in November 2010 (collectively, the “Preferred Shares”). The Preferred Shares are classified outside of shareholders’ deficit because the shares contain redemption features that are not solely within the control of the Company. Upon the closing of the Company’s IPO on October 11, 2012, all of the Company’s outstanding redeemable convertible preferred shares converted into 26,653,383 ordinary shares.

Preferred Shares consisted of the following at December 31, 2011:

	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Redemption Value	Carrying Value	Ordinary Shares Issuable upon Conversion
Series A preferred shares	8,908,904	8,908,904	$40,001	$44,626	9,502,830
Series B preferred shares	6,150,095	6,150,095	19,004	18,432	4,100,063
Series C preferred shares	19,575,735	19,575,735	68,515	67,781	13,050,490

	34,634,734	34,634,734	$127,520	$130,839	26,653,383

The holders of the Preferred Shares had the following rights and preferences as of December 31, 2011:

Voting and Other Rights

Each holder of Preferred Shares was entitled to vote together with the holders of ordinary shares and was entitled to the number of votes equal to the number of ordinary shares into which such series of preferred shares could convert on the date of record or the effective date of the vote. In addition, the consent of at least a majority of the holders of Preferred Shares, voting together as a single class, was required to effect certain changes to the Company’s debt and equity structure and to effect certain other events. The consent of at least 75% of the holders of each series of preferred shares was required to effect changes to the rights and preferences of that series, and a vote of at least a majority of holders of the Preferred Shares was required to permit the issuance of any class of shares.

The holders of Preferred Shares had, pro rata with the holders of ordinary shares, (i) the right of first refusal on the Company’s issuance of additional Preferred Shares or ordinary shares, (ii) the right of refusal on a holder’s sale of Preferred Shares or ordinary shares (following the Company’s right of first refusal), and (iii) the right to participate in any sale of ordinary shares (other than ordinary shares that were issued upon conversion of Preferred Shares) to a third-party purchaser, including the right to sell the same percentage of their Preferred Shares, on a fully converted basis, or ordinary shares as the holder who entered into the agreement with the third-party purchaser.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Dividends

The Preferred Shares had no specific dividend rights; however, if dividends are declared, then the holders of the Preferred Shares, participating on a fully converted basis, rank equally with the holders of the ordinary shares with respect to those dividends.

Redemption

The Preferred Shares were redeemable at the option of the holders of at least a majority of the then outstanding shares of Preferred Shares, voting together as a single class on a fully converted basis. The Preferred Shares were redeemable in three annual installments, beginning on the date following the fourth anniversary of the original issue date of the Series C preferred shares (that is, on November 23, 2014) and ending on the date two years from such first redemption date at a price equal to the original issue price of $4.49 for Series A preferred shares, $3.09 for Series B preferred shares and $3.50 per share for Series C preferred shares (each, the “Original Issue Price”).

The difference between the aggregate amount initially recorded for each series of the Preferred Shares and the respective aggregate redemption value of each series of the Preferred Shares was being accreted to the redemption value of each series of Preferred Shares over the period from the date of issuance to the earliest redemption date (as may be adjusted) using the effective-interest method. The issuance of the Series B preferred shares modified the original redemption date of the Series A preferred shares from July 24, 2013 to July 30, 2014. The issuance of the Series C preferred shares modified the redemption dates of both the Series A preferred shares and the Series B preferred shares from July 30, 2014 to November 23, 2014. Upon each change of the redemption date, the effective-interest calculation was adjusted such that the difference between the then carrying value of the Series A preferred shares and Series B preferred shares (as of the dates of the change) and their respective redemption values would be then accreted over the new redemption period to the earliest redemption date of November 23, 2014.

Conversion

Each preferred share was convertible at the option of the holder at any time and all preferred shares mandatorily convert upon the vote of a majority of the holders of Preferred Shares, voting together as a single class on a fully converted basis. Each share of Preferred Shares was convertible into the number of fully paid ordinary shares as determined by dividing the respective Preferred Shares Original Issue Price by the conversion price in effect at the time. The conversion prices of the Series A preferred shares at issuance was $5.904116 and as of December 31, 2010 and 2011 was $4.209375. The conversion price of the Series B preferred shares at issuance and as of December 31, 2010 and 2011 was $4.635. The conversion price of the Series C preferred shares at issuance and as of December 31, 2010 and 2011 was $5.25. The Preferred Shares conversion prices were subject to adjustment in accordance with the Company’s Articles of Association for subsequent stock dividends, stock splits and other recapitalizations. In addition, the Articles of Association include a provision that provides for a reduction in the conversion price if there were subsequent issuances of ordinary shares for consideration per share less than the conversion price, which we refer to as the Conversion Price Protection provision.

Each preferred share automatically converts into ordinary shares at the then effective conversion price immediately upon the closing of the Company’s first underwritten public offering in which the aggregate proceeds raised exceed $50,000 and pursuant to which the initial price to the public is at least $13.91 per share

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(as adjusted for any share capital subdivision or consolidation). Upon the closing of the Company’s IPO on October 11, 2012, all of the Company’s outstanding redeemable convertible preferred shares converted into 26,653,383 ordinary shares.

Liquidation Preference

In the event of any liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary, the holders of the then outstanding Preferred Shares were entitled, before any payment is made to the holders of the ordinary shares, to receive an amount per share equal to $4.49 for Series A preferred shares, $3.09 for Series B preferred shares and $3.50 per share for Series C preferred shares (each, the “Liquidation Preference”). In the event that the assets to be distributed are not sufficient to permit payment in full of such liquidation payments, the entire assets of the Company will be distributed ratably in proportion to the liquidation preference of the holders of the Preferred Shares. After the holders of the then outstanding Preferred Shares have been paid in full their liquidation payments, the remaining assets of the Company shall be distributed only to the holders of the ordinary shares on a pro rata basis. In the event of an acquisition or asset transfer, the holder of Preferred Shares were entitled to the distribution of proceeds equal to the greater of the Liquidation Preference or the consideration the holders would receive in a liquidation event had they exercised their conversion privilege immediately prior to such acquisition or asset transfer.

Conversion of Ordinary Shares into Series A Preferred Shares and Series C Preferred Shares

In connection with the issuance of the Series A preferred shares in July 2008 for $25,001 in gross proceeds, certain holders of ordinary shares converted 3,062,833 ordinary shares into 3,340,839 shares of Series A preferred shares and 705,658 deferred shares (see Note 13) and immediately sold the shares of Series A preferred shares for $15,000, or $4.49 per share, to the same investor that purchased the Series A preferred shares from the Company. This Series A preferred shares issued in July 2008 upon conversion of the ordinary shares was recorded by the Company at its fair value of $15,000 (which also equaled its redemption value), with offsetting charges of $72 to par value for the ordinary shares and of $14,928 to accumulated deficit.

In connection with the issuance of Series C preferred shares in November 2010 for $15,000 in gross proceeds, certain holders of ordinary shares converted 10,193,347 ordinary shares into 15,290,021 shares of Series C preferred shares and immediately sold the shares of Series C preferred shares for $53,515, or $3.50 per share, to the same investor that purchased the Series C preferred shares from the Company. This Series C preferred shares issued in November 2010 upon conversion of the ordinary shares was recorded by the Company at its fair value of $53,515 (which also equaled its redemption value), with offsetting charges of $202 to par value for the ordinary shares and of $53,313 to accumulated deficit.

Series A Preferred Shares Modification

In July 2010, the Company issued Series B preferred shares for a price of $3.09 per share. Upon that event and in accordance with the Conversion Price Protection provision provided on the Series A preferred shares conversion price, the Series A preferred shares conversion price per share would have automatically adjusted from $5.904116 to $5.69. However, in connection with the issuance of Series B preferred shares in July 2010, with the approval of shareholders, the Company reduced the conversion price of the Series A preferred shares to be $4.209375 per share. As this conversion price was lower than the conversion price that the holders of Series A preferred shares were otherwise entitled to, the Company determined it had modified the Series A preferred

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

shares instrument. Accordingly, related to this deemed dividend resulting from the modification, the Company recorded a one-time charge to shareholders’ deficit of $6,542, which was comprised of a $883 charge to additional paid-in capital (which depleted the balance of that account to zero) and charge of $5,659 to accumulated deficit. In addition, a corresponding credit of $6,542 was recorded to increase the carrying value of the Series A preferred. The fair value of this modification was derived from the difference between the fair value of the Series A preferred shares immediately before the modification and the fair value of the Series A preferred shares immediately after the modification, using the current-value method as defined by the American Institute of Certified Public Accountants’ guide on Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Upon the accounting for the modification, the carrying value of the Series A preferred shares exceeded its redemption value. Subsequent to the modification, no further accretion of issuance costs was recorded for Series A preferred shares during the years ended December 31, 2011 and 2010.

13. Deferred Shares

Deferred shares are non-voting, non-redeemable shares and carry no rights other than a lowest-priority right to share in the capital of the Company upon a winding-up or liquidation. The deferred shares were issued by the Company in order to ensure compliance with an Irish law requirement that no more than 90% of the issued share capital is redeemable and serve no other purpose.

In July 2008, the Company authorized 100,000,215,088 deferred shares with a par value of €0.00000001 per share. At the same time, the Company issued 705,658 deferred shares in lieu of fractional shares to the holders of ordinary shares who converted their ordinary shares into Series A preferred shares (see Note 12). Shortly after, upon the closing of the Series A preferred shares transaction, the 705,658 deferred shares were transferred back to the Company for no consideration. For both the issuance and the reacquisition, the Company ascribed no value to these deferred shares considering that they are non-voting, non-redeemable shares and carry no rights other than a lowest-priority right to share in the capital of the Company upon a winding-up or liquidation, and that they were transferred back to the Company for no consideration.

In July 2010, in connection with the issuance of Series B preferred shares (see Note 12), the Company converted 100,000,000,000 authorized and unissued deferred shares into 100,000 authorized ordinary shares and canceled the remaining 215,088 authorized and unissued deferred shares. As a result, authorized and issued deferred shares were reduced to zero and authorized and unissued ordinary shares were increased by 100,000 shares.

In November 2010, in connection with the issuance of the Series C preferred shares (see Note 12), the Company converted 2,230,330 authorized and unissued ordinary shares into 2,230,330 deferred shares with a par value of €0.01 per share. As a result, 2,230,330 deferred shares with a par value of €0.01 per share were authorized. These deferred shares were issued to the majority shareholder of the Company. The Company ascribed a value of $29 to the deferred shares issued, representing their aggregate par value, considering that they are non-voting, non-redeemable shares and carry no rights other than a €22 (or $29) lowest-priority right to share in the capital of the Company upon a winding-up or liquidation. As of December 31, 2012, there were 5,000,004 deferred shares authorized and 2,230,334 deferred shares issued and outstanding.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14. Ordinary Shares

Each holder of ordinary shares is entitled to one vote per share. The holders of ordinary shares are not entitled to receive dividends unless declared by the board of directors. The voting, dividend and liquidation rights of the holders of ordinary shares are subject to and qualified by the rights and preferences of the holders of the Preferred Shares. No dividends have been declared through December 31, 2012.

On October 11, 2012, we completed the initial public offering of our ordinary shares, which resulted in the issuance and sale of 6,250,000 ordinary shares by us and the sale of 2,734,375 ordinary shares by selling shareholders at a price of $17.00 per ordinary share. We received net proceeds from the initial public offering of $93,313, based upon the initial public offering price of $17.00 per ordinary share and after deducting underwriting discounts and commissions and offering costs paid by us. We received no proceeds from the sale of ordinary shares by the selling shareholders. Upon the closing of our initial public offering, all of our outstanding redeemable convertible preferred shares converted into 26,653,383 ordinary shares.

In 2006, in connection with the hiring of the Company’s Chief Executive Officer, the Company granted to the officer a stock option for the purchase of 466,666 ordinary shares, which vested over four years, 25% on the first anniversary of the grant date and monthly thereafter over the following 36 months. As permitted by the terms of the award, the officer early-exercised this option and received 466,666 restricted ordinary shares. The exercise price was financed by a full recourse loan made by the Company to the officer (see Note 19). The restricted ordinary shares were subject to (i) a repurchase restriction that allowed the Company the right to repurchase any unvested restricted shares at the lower of the exercise price or the then current fair value upon termination of the officer’s employment and (ii) a restriction on the officer’s ability to sell, transfer or assign unvested restricted shares. As of December 31, 2010, all of the restrictions with respect to the 466,666 ordinary shares had lapsed.

15. Share-Based Awards

2004 Share Option Plan

In 2004, the board of directors adopted and the Company’s shareholders approved the 2004 Share Option Plan (the “2004 Plan”). As amended in July 2010, the 2004 Plan permitted grants of options for the purchase of up to 3,151,369 ordinary shares to be issued to employees, directors and consultants. Under the 2004 Plan, options were to be granted with exercise prices no less than the fair market value per share of the Company’s ordinary shares on the grant date and have a maximum term of seven years. In conjunction with the approval by shareholders of the 2011 Stock Option and Incentive Plan in September 2011, the board of directors voted that no further options shall be granted under the 2004 Plan.

2011 Stock Option and Incentive Plan

In September 2011, the board of directors adopted and the Company’s shareholders approved the 2011 Stock Option and Incentive Plan (the “2011 Plan”). The 2011 Plan permits the Company to make grants of incentive stock options, non-qualified stock options, restricted stock units and cash-based awards at an exercise price no less than the fair market value per share of the Company’s ordinary shares on the grant date and with a maximum term of seven years. These awards may be granted to the Company’s employees and non-employee directors. The Company initially reserved 666,667 ordinary shares for issuance under the 2011 Plan. On May 9, 2012, the Company’s board of directors and shareholders increased the number of ordinary shares reserved for

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

issuance under the 2011 Plan from 666,667 to 1,166,667, and on September 18, 2012 (unaudited), the Company’s board of directors and shareholders increased the number of ordinary shares reserved for issuance under the 2011 Plan by 466,667 shares from 1,166,667 to 1,633,334. In addition, per the terms of the 2011 Plan, ordinary shares previously reserved for issuance under the 2004 Plan that are not needed to fulfill the Company’s obligations for awards as a result of cancelation, forfeiture, expiration or net issuances of awards are to be added to the number of shares available for issuance under the 2011 Plan.

The Company grants share-based awards with employment service conditions only (“service-based” awards) and share-based awards with both employment service and performance conditions (“performance-based” awards). The Company applies the fair value recognition provisions for all share-based awards granted or modified and records compensation costs over the requisite service period of the award based on the grant-date fair value. The straight-line method is applied to all service-based awards granted, while the graded-vesting method is applied to all performance-based awards granted. The requisite service period for service-based awards is generally four years, with restrictions lapsing evenly over the period.

2012 Employee Share Purchase Plan

In September 2012, the Company’s board of directors adopted and its shareholders approved the 2012 Employee Share Purchase Plan, which became effective upon the closing of the Company’s IPO in October 2012. The 2012 Employee Share Purchase Plan authorizes the issuance of up to 400,000 ordinary shares to participating employees.

All employees who have been employed for at least 30 days and whose customary employment is for more than 20 hours per week are eligible to participate in the 2012 Employee Share Purchase Plan. Any employee who owns 5% or more of the voting power or value of ordinary shares is not eligible to purchase shares under the 2012 Employee Share Purchase Plan. The Company will make one or more offerings each year to its employees to purchase shares under the 2012 Employee Share Purchase Plan. The first offering will begin during 2013 and subsequent offerings will usually begin on each May 1 and November 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the 2012 Employee Share Purchase Plan may purchase shares by authorizing payroll deductions of up to 15% of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase ordinary shares on the last business day of the offering period at a price equal to 85% of the fair market value of the ordinary shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than 2,500 ordinary shares may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25 worth of ordinary shares, valued at the start of the purchase period, under the 2012 Employee Share Purchase Plan in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the 2012 Employee Share Purchase Plan terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The 2012 Employee Share Purchase Plan may be terminated or amended by the board of directors at any time. An amendment that increases the number of ordinary shares that are authorized under the 2012 Employee Share Purchase Plan and certain other amendments require the approval of the Company’s shareholders.

Stock Option Valuation

The fair value of each share option grant was estimated on the date of grant using the Black-Scholes option-pricing model. The risk-free interest rate was determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected term has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options, which represents the average of the contractual term and the weighted average vesting period of the options. Expected volatility has been based on the historical volatility of the Company’s publicly traded peer companies as the Company has historically been a private company and lacks company-specific historical and implied volatility information. Expected dividend yield was based on the Company’s expectation of not paying cash dividends in the foreseeable future. The assumptions used to determine the fair value of stock options granted are as follows, presented on a weighted average basis:

	Year Ended December 31,
	2012	2011
Risk-free interest rate	0.63%	0.97%
Expected term (in years)	4.1	4.7
Expected volatility	56%	56%
Expected dividend yield	0%	0%

The Company recognizes compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, the Company has considered its historical experience to estimate pre-vesting forfeitures for service-based awards. For performance-based awards, the Company estimates the probability that the performance condition will be met. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from the Company’s estimate, the Company may be required to record adjustments to share-based compensation expense in future periods.

As required by the 2004 Plan and the 2011 Plan, the exercise price for awards granted is not to be less than the fair market value of ordinary shares as estimated by the Company’s board of directors as of the date of grant. Prior to the Company’s October 2012 IPO, we valued our ordinary shares by taking into consideration the most recently available valuation of ordinary shares performed by management and the board of directors as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant. In December 2010 and during the first half of 2011, the board of directors granted stock options for the purchase of 1,798,611 and 35,667 ordinary shares, respectively, with a weighted average exercise price of $3.08 per share based on its determination of the value of ordinary shares. In November 2010, certain holders of the ordinary shares converted 10,193,347 ordinary shares into Series C convertible preferred shares on a 1-for-1.5 basis and immediately sold those preferred shares to an outside investor at $3.50 per share (see Note 13). Based on this transaction and solely for the purposes of accounting for share-based compensation for financial statement purposes, in mid-2011, the Company reassessed the fair value of its ordinary shares and determined it to be $5.25 per share as of November 2010 (and through June 2011). As a result, the grant-date fair value of each

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

of the awards granted in December 2010 and in the first half of 2011 was revalued to reflect an underlying ordinary share fair value of $5.25. The difference between the original estimated fair value of $3.08 and the reassessed fair value of $5.25 of the Company’s ordinary shares resulted in an increase of $3,174 and $63 in the aggregate fair value of stock options granted in December 2010 and in first six months of 2011, respectively, which is being and will continue to be recorded as additional compensation expense in the consolidated statements of operations over the requisite service periods of between one and four years.

Stock option activity during the years ended December 31, 2011 and 2012:

	Number of Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In Years)
Outstanding at December 31, 2010	2,389,444	$2.67	6.1	$6,153
Granted(1)	248,333	$7.26
Exercised	—	$—
Forfeited and canceled	(84,166)	$2.90

Outstanding at December 31, 2011	2,553,611	$3.11	5.3	$15,951
Granted(2)	902,977	$9.76
Exercised	(184,335)	$1.70
Forfeited and canceled	(326,082)	$8.35

Outstanding at December 31, 2012	2,946,171	$4.66	4.2	$60,383

Vested and expected to vest at December 31, 2012	2,835,082	$4.57	4.8	$58,364

Exercisable at December 31, 2012	1,579,209	$3.17	4.2	$34,725

(1)	During the year ended December 31, 2011, the Company granted stock options for the purchase of 54,000 ordinary shares at an exercise price $7.97 under which the performance-based vesting criteria had not been determined at December 31, 2011. As the options did not have a grant date as of that date, they are not included in the options granted amount.
(2)	On May 9, 2012, the Company’s board of directors specified the performance criteria for the stock options granted during the year ended December 31, 2011 for the purchase of 54,000 ordinary shares at an exercise price of $7.97. The performance criteria are based on Company operating metrics for 2012. As a result, as of May 9, 2012, these stock options were deemed granted for accounting purposes.

During the year ended December 31, 2012, the Company granted service-based stock options for the purchase of 496,088 ordinary shares with a grant-date fair value of $4.52 and granted performance-based stock options for the purchase of 406,889 ordinary shares with a grant-date fair value of $4.50 per share. The vesting of the performance-based stock options was determinable based on achievement of a tiered target of either or both unit sales and annual earnings before interest, taxes, depreciation and amortization (as adjusted) for the year ended December 31, 2012, for which a corresponding amount of shares under the option would become vested. Related to these performance-based stock options, as of December 31, 2012, options for the purchase of 261,573 ordinary shares were expected to vest as a result of achieving the specified performance targets.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

During the year ended December 31, 2011, the Company granted service-based stock options for the purchase of 227,666 ordinary shares with a grant-date fair value of $3.75 and granted performance-based stock options for the purchase of 20,667 ordinary shares with a grant-date fair value of $3.02 per share. All of these performance-based stock options were vested as of December 31, 2011.

The aggregate intrinsic value in the table above represents the total intrinsic value, based on the Company’s common stock closing price of $25.16 as of December 31, 2012. The aggregate intrinsic values in the table above represent the difference between the exercise prices of the outstanding stock options and the estimated fair value of the Company’s ordinary shares of $9.36 per share on December 31, 2011. The weighted average grant-date fair value of stock options granted was $4.59 per share and $3.69 per share for the years ended December 31, 2012 and 2011, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2012 and 2011 was $2,726 and $0, respectively.

The unrecognized compensation expense associated with stock options outstanding at December 31, 2012 and 2011 was $4,520 and $3,951, respectively, which is expected to be recognized over weighted average periods of 2.3 years and 3.1 years, respectively.

For the years ended December 31, 2012, 2011 and 2010, the Company (i) recognized income tax benefits related to share-based compensation expense of $60, $719 and $45, respectively, as a component in calculating its provision for income taxes and (ii) recorded realized excess tax benefits from the exercises of stock options of $(266), $0 and $266, respectively, within shareholders’ equity (deficit).

The Company recognized share-based compensation expense from all awards in the following expense categories:

	Year Ended December 31,
	2012	2011	2010
Cost of subscription revenue	$136	$24	$4
Sales and marketing	921	734	100
Research and development	187	155	14
General and administrative	1,178	1,379	31

Total	$2,422	$2,292	$149

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

16. Net Income (Loss) per Share

Basic and diluted net income (loss) per share attributable to ordinary shareholders was calculated as follows for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,
	2012	2011	2010
Basic net income (loss) per share attributable to ordinary shareholders:
Numerator:
Net income (loss)	$5,408	$2,869	$(736)
Accretion of redeemable convertible preferred shares to redemption value	(335)	(446)	(418)
Modification of redeemable convertible preferred shares	—	—	(6,542)
Net income attributable to participating securities	—	(2,294)	—

Net income (loss) attributable to ordinary shareholders	$5,073	$129	$(7,696)

Denominator:
Weighted average ordinary shares outstanding—basic	8,822,169	1,497,150	10,051,274

Net income (loss) per share attributable to ordinary shareholders—basic	$0.58	$0.09	$(0.77)

Diluted net income (loss) per share attributable to ordinary shareholders:
Numerator:
Net income (loss)	$5,408	$2,869	$(736)
Accretion of redeemable convertible preferred shares to redemption value	(335)	(446)	(418)
Modification of redeemable convertible preferred shares	—	—	(6,542)
Net income attributable to participating securities	—	(2,248)	—

Net income (loss) attributable to ordinary shareholders—diluted	$5,073	$175	$(7,696)

Denominator:
Weighted average ordinary shares outstanding—basic	8,822,169	1,497,150	10,051,274
Dilutive effect of ordinary share equivalents	1,262,411	580,442	—

Weighted average ordinary shares outstanding—diluted	10,084,580	2,077,592	10,051,274

Net income (loss) per share attributable to ordinary shareholders—diluted	$0.50	$0.08	$(0.77)

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Stock options for the purchase of 203,170 and 67,587 weighted average shares were excluded from the computation of diluted net income per share attributable to ordinary shareholders for the years ended December 31, 2012 and 2011, respectively, because those options had an antidilutive impact due to their exercise prices being greater than the average fair value of the Company’s ordinary shares for those periods. Stock options for the purchase of 1,294,137 weighted average shares were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the year ended December 31, 2010 because those options had an antidilutive impact due to the net loss attributable to ordinary shareholders incurred for that period.

17. Commitments and Contingencies

Lease Commitments

The Company leases its office space under non-cancelable operating leases, some of which contain payment escalations. The Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and records the difference between cash rent payments and rent expense recognized in the consolidated statements of operations as accrued rent within accrued expenses (current) and other liabilities (non-current). The Company also leases office equipment under operating leases that expire at various dates through 2014. At December 31, 2012, the accrued rent balance for office leases was $476, of which $42 was included in accrued expenses (current) and $434 was included in other long-term liabilities. At December 31, 2011, the accrued rent balance related for office leases was $143, of which $21 was included in accrued expenses (current) and $122 was included in other long-term liabilities.

Total rent expense under these operating leases was approximately $1,652, $1,387 and $923 for the years ended December 31, 2012, 2011 and 2010, respectively. The Company also leases furniture and computer equipment under capital leases that expire at various dates through 2014.

Future minimum lease payments under non-cancelable operating and capital leases at December 31, 2012 are as follows:

Years Ending December 31,	Operating Leases	Capital Leases	Total
2013	$1,417	$407	$1,824
2014	1,463	252	1,715
2015	1,451	—	1,451
2016	1,470	—	1,470
2017	1,031	—	1,031
Thereafter	2,515	—	2,515

Total	$9,347	659	$10,006

Less amount representing interest		(45)

Present value of minimum lease payments		$614

Data Center Agreements

The Company has agreements with various vendors to provide specialized space and services for the Company to host its software application. Future minimum payments under non-cancelable data center agreements at December 31, 2012 totaled $3,850, comprised of $1,918 due in the year ending December 31, 2013 and $1,932 due in the year ending December 31, 2014.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Purchase Commitments

As of December 31, 2012, the Company had non-cancelable purchase commitments related to telecommunications, subscription fees for third-party data (such as Internet maps and posted speed limits) and subscription fees for software services totaling $4,075, of which $2,599, $1,037 and $439 will become payable in the years ending December 31, 2013, 2014 and 2015, respectively.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements, from services to be provided by the Company, or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and certain of its officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its consolidated financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2012 and 2011.

Litigation

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. In addition, the Company may receive notification alleging infringement of patent or other intellectual property rights. The Company is not a party to any material legal proceedings, nor the Company aware of any pending or threatened litigation, that, in its opinion, would have a material adverse effect on its business or its consolidated financial position, results of operations or cash flows should such litigation be resolved unfavorably. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

In 2011, the Company was sued by PJC Logistics, LLC in a patent-infringement case (PJC Logistics, LLC v. Fleet Management Solutions, Inc. et al, Civil Action No. 03:11-cv-815) (United States District Court for the Northern District of Texas). The Northern District of Texas transferred the case to the United States District Court for the District of Minnesota for pretrial purposes. (In re: Vehicle Tracking and Security System (’844) Patent Litigation MDL No. 11-2249 (DWF/SER)). The plaintiff alleged that the Company infringed U.S. Patent No. 5,223,844 entitled “Vehicle Tracking and Security System.” PJC Logistics, LLC is seeking damages rather than an injunction. On March 4, 2013, the Company entered into an agreement with plaintiffs to settle this litigation for a one-time cash payment not material to our financial condition, operating results or cash flows.

On August 14, 2012, a putative class action complaint was filed in the Sixth Judicial Circuit in Pinellas County, Florida, entitled U.S. Prisoner Transport, et. al. v. Fleetmatics USA, LLC, et. al., Case No. 1200-9933 CI-20.

Plaintiffs filed an amended complaint on October 4, 2012 and changed the case caption to Brevard Extraditions, Inc., d/b/a U.S. Prisoner Transport, et al. v. Fleetmatics USA, LLC, et al. The amended complaint alleges that we intercepted, recorded, disclosed, and used thousands of telephone calls in violation of Florida Statutes

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Section 934.03. The amended complaint seeks certification of a putative class of all individuals and businesses residing in Florida who spoke with any representatives of our offices in Florida on the telephone and had their telephone conversations recorded without their consent or advance notice, from the date of the earliest recording by us through the present. The amended complaint seeks statutory damages, injunctive relief, attorney fees, costs and interest. Florida Statutes Section 934.10 permits an aggrieved person to recover “liquidated damages computed at the rate of $100 a day for each day of violation or $1,000, whichever is higher.” We moved to dismiss the amended complaint on October 18, 2012 and plaintiffs filed an opposition on November 1, 2012. Our motion to dismiss is pending before the court. This matter is in its early stages.

Management Services Agreement

The Company was party to a Management Services Agreement that required the Company to make payments of up to $15,000 through 2014 if certain performance targets were achieved (see Note 19). On August 20, 2012, the Company paid Privia an aggregate of $7,800 in full satisfaction of all present and future amounts that were payable by the Company under the agreement.

18. 401(k) Savings Plan

The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the board of directors. The Company made no contributions to the plan during the years ended December 31, 2012 or 2011.

19. Related Party Transactions

Concurrent with the Series C preferred shares financing in November 2010 (see Note 12), the Company entered into a consulting and non-compete agreement (the “Management Services Agreement”) with Privia Enterprises Limited (“Privia”), a company controlled by certain of the Company’s former shareholders and members of its board of directors, one of whom continued to serve as a member of the Company’s board of directors as of December 31, 2011. Pursuant to this agreement, in exchange for consulting services to be performed by Privia, the Company agreed to pay Privia up to $15,000 in three separate installments if the Company sells a specified number of subscriptions, measured by unit installations, during each of the twelve months ending March 31, 2012, 2013 and 2014. These payments would be made after the conclusion of each measurement period and were scheduled to be paid as follows: $3,000 for the twelve months ending March 31, 2012, $5,000 for the twelve months ending March 31, 2013 and $7,000 for the twelve months ending March 31, 2014. The Company accrued for these payments during each of these three periods as the Company expected to sell the number of units that would require it to make this payout in full. The Company recorded expense of $5,303, $2,217, and $231 for the years ended December 31, 2012, 2011 and 2010, respectively, for these future payments. As of December 31, 2012, 2011 and 2010, amounts accrued under this agreement totaled $0, $2,448 and $231, respectively, and were included in accrued expenses and other current liabilities as a component of accrued professional fees. On August 20, 2012, the Company paid Privia an aggregate of $7,800 in full satisfaction of all present and future amounts that were payable by the Company under the Management Services Agreement.

In 2006, in connection with the early exercise of stock options into 466,666 restricted ordinary shares, the Company received a full recourse note receivable from its Chief Executive Officer denominated in euros (totaling the equivalent of $106 at the issuance date of the note) and collateralized by the 466,666 restricted

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

ordinary shares held by the officer. Interest on the note was payable annually at a rate of 6% per annum. As the note receivable was recourse in nature, the note receivable plus accrued interest was reported in the Company’s consolidated balance sheets from 2006 to December 31, 2010 as a component of shareholders’ deficit. During 2011, the officer repaid the principal balance of the note and accrued interest in full as scheduled, and as of December 31, 2011, no amount remained outstanding.

20. Segment Reporting and Geographic Data

The Company has determined that it operates in one segment (see Note 3).

The geographic area data below summarizes subscription revenue and long-lived tangible assets for the significant countries in which the Company operates:

	Year Ended December 31,
	2012	2011	2010
Subscription revenue(1):
United States	$111,386	$78,776	$50,934
United Kingdom	8,944	8,146	8,749
Ireland	3,742	4,474	4,735
All other countries	3,379	921	272

Total subscription revenue	$127,451	$92,317	$64,690

	Year Ended December 31,
	2012	2011	2010
Long-lived tangible assets(2):
United States	$34,232	$21,607	$14,881
United Kingdom	3,407	2,304	2,247
Ireland	3,493	2,937	1,927

Total long-lived tangible assets	$41,132	$26,848	$19,055

(1)	Subscription revenue represents sales to external customers based on the location of the customer.
(2)	Long-lived tangible assets consist of property and equipment based on the country in which the assets are located and are reported at carrying value.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

21. Valuation Accounts

Activity in allowance accounts related to accounts receivable and deferred tax assets consisted of the following:

	Balance at Beginning of Year	Charged to Operations		Deductions		Balance at End of Year
Year ended December 31, 2010:
Accounts receivable allowances	$271	814	(1)	(229	)(2)	$856
Deferred tax asset valuation allowance	$244	363		—		$607
Year ended December 31, 2011:
Accounts receivable allowances	$856	990	(1)	(609	)(2)	$1,237
Deferred tax asset valuation allowance	$607	368		—		$975
Year ended December 31, 2012:
Accounts receivable allowances	$1,237	1,509	(1)	(1,859	)(2)	$887
Deferred tax asset valuation allowance	$975	1,606		—		$2,581

(1)	Amounts represent charges to general and administrative expense for increases to the allowance for doubtful accounts.
(2)	Amounts represent cash collections from customers for accounts previously reserved and write-offs of accounts receivable recorded against the allowance for doubtful accounts.

22. Subsequent Events

On January 31, 2013, we completed the pricing of 7,700,000 of our ordinary shares at a price to the public of $25.00 per share in a follow-on offering. All of the shares sold in the offering were sold by Fleetmatics Investor Holdings, L.P., the principal stockholder of the Company. In addition, certain of the existing shareholders have granted the underwriters an option to purchase an additional 1,155,000 ordinary shares. Fleetmatics did not receive any proceeds from the sale of these shares. The expenses of the offering, not including the underwriting discount, are approximately $750 and are payable by us.

Exhibit 99.2

1        Appointment of Representative

2        at the Annual General Meeting

of Fleetmatics Group Public Limited Company (the “Company”)

We,                                          [insert name of corporate shareholder] of                                          [insert registered office of shareholder], being a member of the Company hereby confirm that we have appointed                                          as our representative to act on our behalf at and in connection with the Annual General Meeting of the Company to be held on August 19, 2013 and at every adjournment thereof.

Signed

By:
For and on behalf of
Name of Shareholder

Date:

To be delivered to:

David Norton

Fleetmatics Group PLC

Floors 1 and 2, Block C

Cookstown Court

Cookstown Industrial Estate

Belgard Road

Tallaght, Dublin 24

Ireland

by 5:00 p.m. Irish time on Friday, August 16, 2013

FLEETMATICS GROUP PLC FLOORS 1 AND 2, BLOCK C COOKSTOWN COURT COOKSTOWN INDUSTRIAL ESTATE TALLAGHT DUBLIN 24, IRELAND	VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M61793-P42419	KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

FLEETMATICS GROUP PLC
The Board of Directors recommends you vote FOR the following proposals:
1.	Election of Directors
	Nominees:	For	Against	Abstain
	1a. Andrew Flett	☐	☐	☐
	1b. Jack Noonan	☐	☐	☐			For	Against	Abstain
2a.	To reappoint PricewaterhouseCoopers as auditors of the Company.	☐	☐	☐	6.	To approve the holding of the next annual general meeting of the Company at such location as may be determined by the Directors.	☐	☐	☐
2b.	To authorize the Directors to fix the remuneration of the auditors of the Company.	☐	☐	☐	Special Resolution
3.	To authorize the Directors to fix the remuneration of the Directors.	☐	☐	☐	7.	To renew the Directors’ authority to issue Ordinary Shares in the capital of the Company on a non-pre-emptive basis	☐	☐	☐
4.	To approve the Company’s Amended and Restated 2011 Stock Option and Incentive Plan.	☐	☐	☐	NOTE: Such other business as may properly come before the meeting or any adjournment thereof.
5.	To renew the Directors’ authority to issue Ordinary Shares in the capital of the Company.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date				Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

The Notice and Annual Report are available at www.proxyvote.com.

M61794-P42419

FLEETMATICS GROUP PLC Annual General Meeting of Shareholders August 19, 2013 8:00 AM This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Stephen Lifshatz and Sharon Levine, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of FLEETMATICS GROUP PLC that the shareholder(s) is/are entitled to vote at the Annual General Meeting (“AGM”) of shareholder(s) to be held at 8:00 AM, Irish Time, on August 19, 2013, at 27 St. Stephen’s Green, Dublin 2, Ireland, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether and how he/she votes and how he/she will vote on any other business that is raised at the AGM. This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose. Alternatively, a corporate entity may complete a separate appointment of representation form.

To be valid, this form must be completed and sent to or deposited (together with any power of attorney or other authority under which it is signed or a notarial certified copy of that power or authority) in the manner described on the reverse side. The completion and return of this form will not prevent you from attending the AGM and voting in person should you so wish. Any alterations made to this form must be initialled by you.

In the case of joint holders: the signature of any one of them will suffice, but the names of all other joint holders should be stated on the form; and the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For these purposes, seniority is determined by the order in which your names stand in the Company’s register of shareholders in respect of the relevant shares. A proxy may vote on a show of hands or on a poll and also has the right to demand or join in demanding a poll. On a poll, a person entitled to more than one vote need not use all his, her or its votes or cast all the votes he, she or it uses in the same way.

Continued and to be signed on reverse side